FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings, Inc. Announces Exercise Price of Stock Acquisition Rights for Stock Option Plan]
2.	[English language translation of Annual Securities Report]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, July 25, 2005

Nomura Holdings, Inc. Announces Exercise Price of Stock Acquisition Rights for Stock Option Plan

Nomura Holdings, Inc. (the “Company”) today announced the exercise price of the stock acquisition rights previously announced on July 15, 2005 as part of the Company’s stock option plan. These stock acquisition rights were approved via resolution at the Company’s Executive Management Board* meeting held on July 15, 2005. See details as attached.

*The Executive Management Board consists of a number of executive officers and determines important Company business matters including the issuance of stock acquisition rights, based on authority delegated by the Company’s Board of Directors.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Exercise Price of Stock Acquisition Rights Plan A and Other Related Items

1. Issue Date of Stock Acquisition Rights

July 25, 2005

2. Total Number of Stock Acquisition Rights to be Issued

17,630 stock acquisition rights

(100 shares per stock acquisition right)

3. Type / Number of Shares under Stock Acquisition Rights

17,630,000 shares of common stock of the Company

4. Amount to be Paid upon Exercise of Stock Acquisition Rights

Amount to be paid upon exercise of each stock acquisition right: 141,500 yen

Paid-in amount of each share to be issued upon the exercise of the stock acquisition rights (the “Exercise Price”): 1,415 yen

The Exercise Price is determined as the amount which is equal to the product of the average of the daily closing prices of common stock of the Company in regular transactions on the Tokyo Stock Exchange in June 2005 (excluding those dates on which no trade was made), and 1.05. Any fraction less than one (1) yen is rounded up to the nearest yen.

5. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

2,494,645,000 yen

6. Amount Credited in Stated Capital of Issue Price

The amount credited in stated capital of issue price per share is 708 yen.

On June 29, 2005, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2005 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Information furnished on this form includes;

I. Executive summary of the Annual Securities Report, and

II. English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to The Securities and Exchange Law of Japan For The Fiscal Year Ended March 31, 2005

Page
PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates
1. Selected Financial Data	3
2. History and Development of the Company and Its Subsidiaries and Affiliates
3. Business Overview	5
4. Subsidiaries and Affiliates
5. Employees

Item 2. Operating and Financial Review
1. Operating Results	6
2. Current Challenges	20
3. Risk Factors	21
4. Significant Contracts	27
5. Research and Development, Patent and Licenses, etc.
6. Operating and Financial Analysis	28

Item 3. Property, Plants and Equipment
1. Results of Capital Expenditure
2. Our Properties
3. Prospects of New Capital Expenditure, Abandonment, and Other

Item 4. Company Information
1. Share Capital Information	42
2. Stock Repurchase	60
3. Dividend Policy	61
4. Share Price History	61
5. Directors and Senior Management
6. Corporate Governance Practices	62

Item 5. Financial Information
Preparation Method of Consolidated Financial Statement and Financial Statement and Audit Certificate	66
1. Consolidated Financial Statements and Other	67

(1) Consolidated Financial Statements
For the Year Ended March 31, 2004 and 2005
1. Consolidated Balance Sheets	67
2. Consolidated Statements of Income	69
3. Consolidated Statements of Changes in Shareholders’ Equity	70
4. Consolidated Statements of Comprehensive Income	71
5. Consolidated Statements of Cash Flows	72
6. Notes to the Consolidated Financial Statements	73
7. Consolidated Supplementary Information
(2) Other	113

Page

2. Stand-alone Financial Statements
(1) Stand-alone Financial Statements	114
1. Balance Sheet	114
2. Income Statement	117
3. Appropriation of Unconsolidated Retained Earnings	119
Significant Accounting Policies	120
Change in Representation	122
Additional Information
Notes to the Financial Statements	123
Significant Subsequent Events	131
Supplementary Information
(2) Major Assets and Liabilities
(3) Others	131

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company

Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Report of Independent Auditors	132

Note:	1.	Translation for the underlined items are attached to this form as below.
	2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements, and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥107.22 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Accounting Principles	Japanese GAAP		U.S. GAAP
Year ended March 31,	2001	2002	2003		2004		2005
Total revenue (Mil yen)	—	—	807,651		1,045,936		1,126,237
Operating revenue (Mil yen)	1,299,399	1,121,743	—		—		—
Net revenue (Mil yen)	—	—	566,274		803,103		799,190
Net operating revenue (Mil yen)	—	705,346	—		—		—
Income before income taxes and cumulative effect of accounting change (Mil yen)	—	—	47,409		282,676		204,835
Ordinary income (Mil yen)	302,084	192,255	—		—		—
Net income (Mil yen)	181,666	102,756	119,913		172,329		94,732
Shareholders’ equity (Mil yen)	1,642,408	1,704,988	1,642,328		1,785,688		1,868,429
Total assets (Mil yen)	20,529,135	18,177,716	21,169,446		29,752,966		34,488,853
Shareholders’ equity per share (Yen)	836.70	867.38	846.40		919.67		962.48
Net income per share (Yen)	92.54	52.32	61.26		88.82		48.80
Net income per share—diluted (Yen)	92.29	52.22	61.26		88.82		48.77
Shareholders’ equity as a percentage of total assets (%)	9.4	9.4	7.8		6.0		5.4
Return on shareholders’ equity (%)	11.86	6.14	7.39		10.05		5.18
Price/earnings ratio (times)	24.31	32.49	20.16		21.34		30.74
Cash flows from operating activities (Mil yen)	95,817	(369,530)	31,706		(78,375)		(278,929)
Cash flows from investing activities (Mil yen)	(24,213)	(146,175)	134,053		45,471		(32,564)
Cash flows from financing activities (Mil yen)	(200,311)	484,315	(22,205)		198,017		385,061
Cash and cash equivalents at end of the year (Mil yen)	376,329	356,634	491,237		637,372		724,637
Number of staffs [Average number of temporary staffs, excluded from above]	12,198 [3,326 ]	12,373 [3,157 ]	12,060 [3,062	]	13,987 [3,107	]	14,344 [3,563 ]

(Notes)

1	The selected financial data as of March 31, 2003, 2004 and 2005, and for the year ended March 31, 2003, 2004 and 2005 were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). And the selected financial data as of March 31, 2001 and 2002 and for the year ended March 31, 2001 and 2002 were stated in accordance with Japanese GAAP.
2	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31,	2003	2004
Total revenue (Mil yen)	840,919	1,099,546

3	Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such reclassification have been made in “Cash flows from operating activities ” and “Cash flows from financing activities. The amounts previously reported are as follows:

Year ended March 31,	2003	2004
Cash flows from operating activities (Mil yen)	34,113	(1,825,894)
Cash flows from financing activities (Mil yen)	(24,612)	1,945,536

4	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.
5	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets as of March 31, 2003, 2004 and 2005	=	Shareholders’ equity total	×100	(%)
Liabilities and shareholders’ equity total

• Shareholders’ equity as a percentage of total assets as of March 31, 2001 and 2002	=	Shareholders’ equity total	×100	(%)
Liabilities (*), minority interest and shareholders’ equity total

(*Guarantee securities received and Securities borrowed, etc were excluded as of March 31, 2001 and before.)

• Return on shareholders’ equity	=	Net income	×100	(%)
(Previous fiscal year end shareholders’ equity total + fiscal year end shareholders’ equity total) / 2

• Price/earnings ratio	=	Share price
Net income per share

6	Net operating revenue was stated for the year ended March 31, 2002 by the amendment of the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September 28, 2001).
7	The number of staffs includes Financial Advisor with fixed-term employment contract and Saving Advisor for the year ended March 31, 2004.
8	In addition to above, the number of staffs in investee companies of private equity investment which were consolidated as subsidiaries on consolidated financial statement as of March 31, 2005 were 9,982 and average number of temporary staffs in those investee companies were 2,875.

(2) Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2001		2002	2003	2004		2005
Operating revenue (Mil yen) [Commissions]	575,837 [299,757	]	269,122 [110,523 ]	102,633 [—]	135,341 [—]		269,600 [—]
Ordinary income (Mil yen)	244,114		68,186	10,742	39,448		179,408
Net income (loss) (Mil yen)	131,557		(37,212)	(12,825)	33,374		148,113
Common stock (Mil yen)	182,796		182,799	182,799	182,799		182,800
Number of issued shares (1,000 shares)	1,962,977		1,965,919	1,965,919	1,965,919		1,965,920
Shareholders’ equity (Mil yen)	1,526,606		1,441,634	1,342,035	1,367,005		1,485,538
Total assets (Mil yen)	12,204,943		2,023,909	2,121,113	2,469,719		3,010,792
Shareholders’ equity per share (Yen)	777.69		733.40	691.21	703.76		704.88
Dividend per share (Yen) [Interim dividend per share] (Yen)	17.50 [—]		15.00 [—]	15.00 [—]	15.00 [7.50	]	20.00 [10.00	]
Net income (loss) per share (Yen)	67.01		(18.94)	(6.70)	17.19		76.26
Net income per share—diluted (Yen)	66.87		—	—	17.19		76.21
Shareholders’ equity as a percentage of total assets (%)	17.6		71.2	63.3	55.4		49.3
Return on shareholders’ equity (%)	9.09		(2.51)	(0.92)	2.46		10.38
Price/earnings ratio (times)	33.57		—	—	110.20		19.67
Payout Ratio (%)	26.11		—	—	87.30		26.23
Dividend on shareholders’ equity (%)	2.25		2.05	2.17	2.13		2.61
Capital Adequacy Ratio (%)	317.2		—	—	—		—
Number of staffs [Average number of temporary staffs, excluded from above]	8,064 [1,834	]	5 [1 ]	5 [0 ]	7 [—]		7 [—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	×100	(%)
Liabilities (*) and shareholders’ equity total

(*Guarantee securities received and Securities borrowed, etc were excluded as of March 31, 2001.)

• Return on shareholders’ equity	=	Net income		×100	(%)
(Previous fiscal year end shareholders’ equity total +
fiscal year end shareholders’ equity total) / 2

• Dividend on shareholders’ equity	=	Total dividend	×100(%)
Shareholders’ equity

• Price/earnings ratio	=	Share price
Net income per share

3	Number of staffs represents excludes seconded staffs outside Nomura Holdings, Inc. (hereinafter “the Company”) and its consolidated subsidiaries.
4	Treasury stocks are deducted from shareholders’ equity and total number of issued shares in calculating shareholders’ equity per share and net income (loss) per share as of March 31, 2002 and after.
5	The Company transferred its securities and securities-related business to Nomura Securities Co., Ltd. (former Nomura Securities Spin-off Preparation Co., Ltd.) Therefore the Capital Adequacy Ratios for March 31, 2002 and after are not stated.
6	On October 1, 2001, The Company completed its reorganization and adopted a holding company structure. The selected financial data for as of March 31, 2001 are data when the Company was engaged in securities and securities-related business; the data for as of March 31, 2002 include six months’ results of securities and securities-related business.
7	The Company adopted “Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan (“ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) in the fiscal year ended March 31, 2003.
8	Net income per share – diluted for as of March 31, 2002 and 2003 are not stated as net loss per share is recorded.
9	The Company introduced the interim dividend system from the fiscal year ended March 31, 2004.
10	The amounts presented for current term are rounded whereas the amounts for previous terms are truncated.

3. Business Overview.

Nomura Holdings, Inc. and its consolidated subsidiaries and variable interest entities (VIEs) of 160 and affiliated companies accounted for under the equity method of 17 primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C.(c)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

(1) Operating results

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2003 are based on our consolidated financial information submitted on June 27, 2003. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The outlook for the Japanese economy brightened rapidly around the summer of 2003, mainly owing to strong exports to Asia and a recovery in corporate sector capital spending prompted by improvements in earnings. From 2004, the fortunes of sectors went their separate ways. Materials sectors boomed in the year ended March 2005 on tight supply and demand for materials around the world, while IT/digital sectors worked down inventories. As a result of these and other factors, the economy came to a standstill around the middle of 2004. The economy has started to show signs of recovering again as indicated by real GDP expanding 4.9% quarter on quarter on an annualized basis in January—March 2005.

We saw double-digit growth in corporate earnings for the third straight year in the year ended March 2005. Some companies in the electronics sectors have had weak performances, but companies in the materials sectors and other sectors sensitive to commodity prices have made up for this with strong earnings.

The stock market peaked in the spring of 2004 after rallying for a year. Since then the market has traded in a narrow range. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, stood at 1,182.18 at the end of March 2005, little changed from 1,179.23 at the end of March 2004, which was up by 50% from 788.00 at the end of March 2003. The Nikkei Stock Average came to 11,668.95 at the end of March 2005, slightly down from 11,715.39 at the end of March 2004, which was 47% higher than the 7,972.71 marked at the end of March 2003.

Yields on newly issued 10-year Japanese Government bonds went as low as 0.4-0.5% in June 2003 on concerns of global deflationary risks, but rebounded to 1.6-1.7% by September 2003 on heightened expectations of a global economic recovery and a stock market rally. Since then, yields have traded in a range of 1.2-1.6%, aside from June—July 2004, when they briefly shot up to around 1.8%. In our view, yields traded in this range because during this period the Bank of Japan made little change to its policy of quantitative easing, US long-term interest rates were stable, and the Japanese economy came to a standstill from about the middle of 2004.

In 2003, the U.S. dollar fell to ¥105-110, from around ¥120, and the euro rose to US$1.25-1.30, from around US$1.05, as the market focused on the United States current account and fiscal deficits. Through the autumn of 2004, the dollar trended firmly against both the yen and euro, as employment conditions improved in the United States and expectations mounted that the Federal Reserve Board would raise interest rates (the Federal Reserve Board began raising interest rates in June). Between the autumn and the end of 2004, the U.S. dollar slumped to as low as around ¥102, and the euro climbed to as high as around US$1.36, on expectations of a revaluation in the renminbi, but since early 2005, the exchange rates have recovered.

Overseas

The economies of the world’s leading industrialized nations grew strongly between mid-2003 and mid-2004. Momentum weakened slightly thereafter, however, particularly in the manufacturing industry, as a result of inventory adjustments in IT-related sectors. While the uptrend in global commodity prices continued in 2004, from 2003, between the end of 2004 and the beginning of 2005 prices were volatile at a high level. The Federal Reserve Board embarked upon a series of interest rate hikes from June 2004, and the Chinese government took steps to curb overheating primarily in the property market.

Since it began its recovery in 2002, the U.S. economy has seen real GDP growth accelerate from 1.9% in 2002 to 3.0% in 2003, and to 4.4% in 2004. The U.S. economy in 2004 was bolstered by brisk exports and growth in capital expenditure by companies aided by earnings recoveries and tax breaks on investment. Employment conditions picked up moderately, supporting consumer spending. GDP growth in the United States appears to have slowed slightly thus far in 2005, however.

The Federal Reserve Board started to raise interest rates in June 2004. In the one-year period through May 2005, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 3%, from 1%. Prior to the rate hikes, the 10-year yield on U.S. Treasuries had risen to around 4.8%, but with the exception of a temporary increase in March—April 2005, yields have stabilized at 4.0-4.4% since the FOMC’s initial hike. Having risen virtually uninterrupted from its level of 7,500 points in March 2003, the Dow Jones Industrial Average, or DJIA, moved up to the 10,700-point mark in January—February 2004 before settling at around 9,800-10,500 points as rate hike speculation mounted. The DJIA then showed signs of volatility, rallying from autumn 2004 to reach close to 11,000 points in March 2005, before slipping back to around 10,000 points the following month.

The European economies grew at a more measured pace than the U.S. and Japanese economies. The European Central Bank has maintained its benchmark interest rate at 2% since June 2003. Having appreciated strongly in 2003, European share prices leveled off somewhat in the first half of 2004 before rising again in the second half. European stocks nevertheless declined in April 2005, in tandem with U.S. equity markets.

Asian economies other than Japan achieved even stronger growth in 2004 than in 2003. To guard against an overheating of its economy, the Chinese government further tightened its monetary policy. The precise impact of these efforts on the economy as a whole has yet to be confirmed, however.

Executive Summary

During the fiscal year under review, the Japanese economy saw a steady recovery in corporate performance, while the international political climate and rising oil prices made the external environment unpredictable. As a result, the Japanese economy leveled off throughout the year. We see some movement in the area of government policy toward encouraging a shift from savings to investments as a result of the announcement of the Program for Further Financial Reform at the end of 2004. The corporate sector is in a position of excess cash as restructuring has begun to bear fruit and corporate performance has recovered. An increasing number of companies are contemplating aggressive capital policies to improve shareholder value. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. However, income before income taxes decreased by 28% from ¥ 282.7 billion for the year ended March 31, 2004 to ¥204.8 billion for the year ended March 31, 2005. Net income decreased by 45% from ¥172.3 billion for the year ended March 31, 2004 to ¥94.7 billion for the year ended March 31, 2005. Our return on equity (ROE) decreased to 5.2% for the year ended March 31, 2005 from 10.1% for the year ended March 31, 2004.

In Domestic Retail, net revenue for the year ended March 31, 2005 was ¥304.4 billion, approximately the same as in the previous year, and income before income taxes was ¥81.2 billion, up 2% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. These results reflect our efforts to create a service delivery structure that is focused on core values, or the values that customers regard as the most important, and that enables us to provide high-quality financial services appropriate for each of our customers. Client assets (including those of financial institutions) in Domestic Retail totaled has continued to grow after reaching ¥45.6 trillion, the highest figure ever, as of March 31, 2005.

In Global Wholesale, net revenue for the year ended March 31, 2005 was ¥325.9 billion, down 11% from the previous year, and income before income taxes was ¥86.4 billion, down 38% from the previous year. In Global Markets, net revenue decreased 14% from the previous year, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customer order flow. In Investment Banking, net revenue increased 6% from the previous year. The positive result was attributable to the strength of underwritings of initial, primary, and secondary equity offerings, and also to growth in M&A advisory services. In Merchant Banking, net revenue decreased 32% from the previous year, due primarily to the funding costs for its assets in Europe.

In Asset Management, net revenue for the year ended March 31, 2005 was ¥43.5 billion, up 21% from the previous year, due to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. We increased the number of products in our line-up that provide for more frequent payouts to customers, due primarily to increase in customer demand for investment trusts that offer frequent distributions. The increase of total net assets of such investment trusts has contributed to overall improvement in net revenues. The assets under management of Nomura Asset Management reached ¥16.2 trillion and the total assets under management in Asset Management amounted to ¥19.1 trillion as of March 31, 2005.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital increased by ¥432.0 billion from ¥1,436.4 billion as of March 31, 2001 to ¥1,868.4 billion as of March 31, 2005. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues:
Commissions	¥141,640	¥210,216	¥221,963	$2,070
Fees from investment banking	81,847	86,994	92,322	861
Asset management and portfolio service fees	79,290	66,193	78,452	732
Net gain on trading	172,308	229,042	201,686	1,881
(Loss) gain on private equity investments	(14,391)	13,138	7,744	72
(Loss) gain on investments in equity securities	(41,288)	55,888	15,314	143
Private equity entities product sales(1)	6,229	17,640	75,061	700
Other	13,360	23,565	32,316	301

Total Non-interest revenues	¥438,995	¥702,676	¥724,858	$6,760
Net interest revenue	127,279	100,427	74,332	694

Net revenue	566,274	803,103	799,190	7,454
Non-interest expenses	518,865	520,427	594,355	5,544

Income before income taxes	47,409	282,676	204,835	1,910
Income tax expense	37,295	110,347	110,103	1,026
Cumulative effect of accounting change(2)	109,799	—	—	—

Net income	¥119,913	¥172,329	¥94,732	$884

Return on equity	7.4%	10.1%	5.2%

(1)	See “Private Equity Business” below.
(2)	Cumulative effect of accounting change represents the write-off of the remaining unamortized negative goodwill associated with the acquisition of additional shares of Nomura Asset Management Co., Ltd.

Net revenue decreased by 0.5% from ¥803.1 billion for the year ended March 31, 2004 to ¥799.2 billion for the year ended March 31, 2005. Commissions increased by 6% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 19% due primarily to the rise in the net assets of stock investment trusts. Private equity entities product sales increased by 326%, due primarily to the effect of consolidation of certain investments in our private equity business. These increases were offset by lower net gains from trading, a decrease in gain on private equity investments and a decrease in the valuation of our investments in equity securities. Net gain from equity trading increased by 2% from the previous year, given the steady performance of the stock market. Net gain from fixed income and other trading decreased by 21% reflecting the decrease in the placements and sales of foreign bonds. Gain on private equity investments decreased by 41% from the previous financial year, due to lower realized and unrealized gains. Gain on investments in equity securities decreased by 73% from the previous financial year, reflecting a flat Japanese stock market in the year, compared with the large gains seen in the previous year.

Net interest revenue was ¥127.3 billion for the year ended March 31, 2003, ¥100.4 billion for the year ended March 31, 2004 and ¥74.3 billion for the year ended March 31, 2005. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenues in aggregate.

Net revenue increased by 42% from ¥566.3 billion for the year ended March 31, 2003 to ¥803.1 billion for the year ended March 31, 2004. The increase in net revenue was primarily due to three factors: an increase in commissions, higher net gains from trading, and an increase in the valuation of our investments in equity securities. Commissions increased by 48% as Domestic Retail boosted their products and services to take advantage of increased demand. Net gain from equity trading increased by 109% from the previous year, given stronger equity markets. Net gain from fixed income and other trading grew by 14% as investor demand for fixed income products remained high. We recorded gains on our investments in equity securities given the improvement in the Japanese stock market, compared to losses in the previous financial year, when stock markets were declining.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded losses on such investments in the amount of ¥41.3 billion for the year ended March 31, 2003 and gains on such investments in the amounts of ¥55.9 billion and ¥15.3 billion for the years ended March 31, 2004 and 2005, respectively. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 14% from ¥520.4 billion for the year ended March 31, 2004 to ¥594.4 billion for the year ended March 31, 2005. The increase in non-interest expenses was mainly due to private equity entities cost of goods sold. Private equity entities cost of goods sold increased by 277% from ¥11.9 billion for the year ended March 31, 2004 to ¥44.7 billion for the year ended March 31, 2005.

Non-interest expenses increased by 0.3% from ¥518.9 billion for the year ended March 31, 2003 to ¥520.4 billion for the year ended March 31, 2004. Compensation and benefits costs increased by 6%, but this was largely offset by cost reductions relating to commissions and floor brokerage, occupancy and business development.

Income before income taxes was ¥47.4 billion for the year ended March 31, 2003, ¥282.7 billion for the year ended March 31, 2004 and ¥204.8 billion for the year ended March 31, 2005.

We are subject to a number of different taxes in Japan. For the year ended March 31, 2003, we adopted the consolidation tax system permitted under Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Reflecting the surtax, the Japanese statutory tax rate was approximately 44% for the year ended March 31, 2003 and 2004. New Japanese tax legislation was introduced in March 2003, reducing the standard enterprise tax rate and creating taxes on capital and certain expenses defined by law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2005 was ¥110.1 billion, representing an effective tax rate of 53.8%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, most importantly the non-recoverability of losses in certain U.S. subsidiaries and a reduction in the deferred tax assets previously recorded in certain European subsidiaries as a result of a review of the future realizable value of certain Terra Firma investments in Europe in association with changes in U.K. tax treatment. This had the effect of increasing the effective tax rate for the year ended March 31, 2005 by approximately 19.9%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2005 by approximately 9.4%.

Income tax expense for the year ended March 31, 2004 was ¥110.3 billion, representing an effective tax rate of 39.0%. The effective tax rate was below our statutory tax rate of 44% mainly due to two reasons. First, in reviewing our capital base and our business mix in each of our three overseas regions (Americas, Europe, Asia and Oceania) as part of our strategy to establish ourselves firmly as a globally competitive Japanese financial institution, we determined that we would not repatriate undistributed earnings of our three regional holding companies (Nomura Holding America Inc., Nomura Europe Holdings plc and Nomura Asia Holding N.V.) within the foreseeable future. As a result, we have reversed ¥8.5 billion of previously provided deferred tax liabilities. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%. The second reason was the lower tax rate applicable to income (loss) of our foreign subsidiaries. Net income from these subsidiaries decreased the effective tax rate for the year ended March 31, 2004 by, a further 1.6%.

Income tax expense for the year ended March 31, 2003 was ¥37.3 billion, representing an effective tax rate of 78.7%. The effective tax rate was significantly above the statutory tax rate of 44% mainly due to two reasons. First, new Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 40%. As a result of the future lower statutory tax rate, deferred tax assets were reduced and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 16%. Second, deferred tax assets were decreased with respect to the movement of valuation allowances related to the operating loss carry forwards for tax purposes of certain foreign subsidiaries and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 12%.

We wrote off negative goodwill arising with respect to Nomura Asset Management Co., Ltd. from a previous business combination upon adoption of SFAS No. 142 and recorded, as a cumulative effect of accounting change, a gain of ¥109.8 billion for the year ended March 31, 2003.

Net income was ¥119.9 billion for the year ended March 31, 2003, ¥172.3 billion for the year ended March 31, 2004 and ¥94.7 billion for the year ended March 31, 2005. Our return on equity was 7.4% for the year ended March 31, 2003, 10.1% for the year ended March 31, 2004 and 5.2% for the year ended March 31, 2005.

Results by Business Segment

As discussed in “Overview” under this annual report, we operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, we have reorganized our business segments into five segments from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking, and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business. Gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside these business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥246,938	¥304,035	¥301,464	$2,812
Net interest revenue	2,313	1,722	2,903	27

Net revenue	249,251	305,757	304,367	2,839
Non-interest expenses	213,562	226,213	223,200	2,082

Income before income taxes	¥35,689	¥79,544	¥81,167	$757

Net revenue for the year ended March 31, 2005 was ¥304.4 billion, decreasing 0.5% from ¥305.8 billion for the year ended March 31, 2004. This was due to the fact that the placements and sales of foreign bonds decreased, while commissions and fees in stock brokerage and asset management fees increased. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the steady performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts. These increases in commissions and fees in stock brokerage and asset management fees were offset by a decrease in revenue reflecting the decrease in the placements and sales of foreign bonds.

Net revenue for the year ended March 31, 2004 reached ¥305.8 billion, increasing 23% from ¥249.3 billion for the year ended March 31, 2003. This was due to the fact that commissions and fees in securities brokerage and investment trusts distribution increased, while asset management fees decreased. The decrease in asset management fees was caused by decreases in trust fees primarily related to a change of the appraisal method for composite bonds for Long-Term Bond Investment Trusts. These decreases in asset management fees were offset by an increase in revenue reflecting the increase in commissions and fees in stock brokerage and sales of investment trusts due to the favorable conditions in the Japanese securities markets.

Non-interest expenses for the year ended March 31, 2005 were ¥223.2 billion, decreasing 1% from ¥226.2 billion for the year ended March 31, 2004, due primarily to the fact that higher compensation and benefits expenses were offset by lower non-compensation-related expenses.

Non-interest expenses for the year ended March 31, 2004 were ¥226.2 billion, increasing 6% from ¥213.6 billion for the year ended March 31, 2003 mainly due to increases in compensation and benefits.

Income before income taxes were ¥35.7 billion for the year ended March 31, 2003, ¥79.5 billion for the year ended March 31, 2004 and ¥81.2 billion for the year ended March 31, 2005.

The graph below shows the revenue breakdown by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2003, 2004, and 2005.

As described above, revenue from equities, investment trusts, asset management and variable annuity insurance increased for the year ended March 31, 2005. This was offset by decreased revenue from bonds. Revenue from bonds represented 34% of total Domestic Retail non-interest revenue for the year ended March 31, 2004. However, this figure declined to 25% for the year ended March 31, 2005. On the other hand, revenue from equities increased from 40% for the year ended March 31, 2004 to 45% for the year ended March 31, 2005, due to the steady performance of the Japanese equity markets. Revenue from investment trusts, asset management and variable annuity insurance slightly increased, due primarily to increased distribution of investment trust and variable annuity insurance products. The decrease in revenues in Domestic Retail resulted primarily from the decreases in the placements and sales of foreign bonds, despite our strategy of providing value-added investment consultation services and the progress we made in the diversification of products we offer.

Client assets

The following graph shows amounts and details regarding client assets relating to Domestic Retail at March 31, 2003, 2004, and 2005. Our client assets consist of customers’ assets, excluding assets of financial institutions, held in our custody, and assets relating to the variable annuity insurance products.

Client Assets

(Note) The data above includes assets relating to corporate employees’ investment plans and assets of regional corporations, excluding assets of financial institutions, in our custody, and assets relating to variable annuity insurance products. For each of the three years shown in the above graph, an insignificant portion of client assets was attributable to other instruments. Because of its insignificant size, this portion is not shown in the above graph. The amount for this portion was ¥0.22 trillion, ¥0.33 trillion and ¥0.51 trillion for the years ended March 31, 2003, 2004 and 2005, respectively.

Client assets increased by ¥4.6 trillion from ¥35.2 trillion at March 31, 2004 to ¥39.8 trillion at March 31, 2005, due primarily to the increase in the balances of equity securities and bonds.

Due to the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies, equity assets increased by ¥3.1 trillion to ¥19.1 trillion at March 31, 2005 from ¥16.0 trillion at March 31, 2004.

Also due to continuing extremely low interest rates, growing needs for asset diversification, the lifting of the government’s blanket guarantee on bank deposits and the start of distribution of Japanese Government bonds for individuals, the needs regarding domestic bonds have been high, for both individuals and corporations. This has caused a steady expansion of bond assets held in custody. Bond assets held in custody increased by ¥1.3 trillion and reached ¥11.1 trillion at March 31, 2005, from ¥9.8 trillion at March 31, 2004.

Global Wholesale

In Global Wholesale, we earn fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to global institutional customers. In our sales and trading activities, we facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities. We also provide a broad range of investment banking services, including underwriting and financial advisory services. Also, we conduct proprietary transactions, including arbitrage and principal finance transactions.

Operating Results of Global Wholesale

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥196,675	¥290,845	¥264,848	$2,470
Net interest revenue	101,794	74,891	61,022	569

Net revenue	298,469	365,736	325,870	3,039
Non-interest expenses	207,436	227,227	239,502	2,233

Income before income taxes	¥91,033	¥138,509	¥86,368	$806

Net revenue was ¥298.5 billion, ¥365.7 billion and ¥325.9 billion for the years ended March 31, 2003, 2004 and 2005, respectively.

Non-interest expenses were ¥207.4 billion, ¥227.2 billion and ¥239.5 billion for the years ended March 31, 2003, 2004 and 2005, respectively.

Our Global Wholesale consists of three business lines as of March 31, 2005: Global Markets, which is composed of Fixed Income and Equity, Investment Banking and Merchant Banking. From April 1, 2005, Global Wholesale was divided into three business segments: Global Markets, Global Investment Banking, and Global Merchant Banking.

Global Markets

In April 2004, we implemented an organizational change in Global Wholesale in order to respond more efficiently to the changing market environment, namely the lowering of barriers between equity and debt products. In so doing, we consolidated Fixed Income and Equity to form Global Markets.

Global Markets utilizes its global network to conduct sales and trading activities in fixed income and equity products. The areas we are currently focusing upon include, among others, enhancement of our trading and structuring capabilities in derivatives and hybrid products, introduction of further innovative products into the primary markets, strengthening our production of market-oriented credit products, including securitization financing, and growth of our asset finance business, particularly in the real estate area.

Furthermore, we strive to meet diversified client needs by utilizing our sophisticated risk management technologies and risk tolerance backed by our capital base which we seek to maintain at a firm level consistent with the risks we assume. Our global client base, which we have developed and expanded through our efforts to consistently provide high-quality research and quantitative analysis, supplies us order flows globally, which, together with our principal positions, enable us to provide various solutions to our clients.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31,
	2003	2004	2005
Nomura’s Share in Japanese Government bond auctions	15%	16%	18%
Nomura’s Share in secondary bond trading	14%	16%	14%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31,
	2003	2004	2005
TOPIX	788.00	1,179.23	1,182.18
	-25.7%	49.6%	0.3%
Nikkei 225 (“Nikkei Stock Average”)	7,972.71	11,715.39	11,668.95
	-27.7%	46.9%	-0.4%

In the Japanese stock market, share prices recovered and experienced large gains from the latter half of 2003 until March 31, 2004. The stock market peaked in the spring of 2004 after rallying for a year. Since then the market has traded in a narrow range. The key TOPIX index, for example, changed little from 1,179.23 points as of the end of March 2004, to 1,182.18 points as of the end of March 31, 2005. Similarly, the Nikkei Stock Average decreased slightly from 11,715.39 points as of the end of March 2004, to 11,668.95 points as of the end of March 2005. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31,
Nomura’s Share in	2003	2004	2005
Total equity trading market in Japan	9%	8%	7%
Off-floor/off-exchange equity trading market in Japan	20%	16%	17%

Operating Results of Global Markets

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥235,991	¥284,147	¥243,087	$2,267
Non-interest expenses	142,434	163,304	182,901	1,706

Income before income taxes	¥93,557	¥120,843	¥60,186	$561

Net revenue decreased by 14% from ¥284.1 billion for the year ended March 31, 2004 to ¥243.1 billion for the year ended March 31, 2005, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customers’ order flow.

Net revenue increased by 20% from ¥236.0 billion for the year ended March 31, 2003 to ¥284.1 billion for the year ended March 31, 2004, due primarily to the steady increase in demand for foreign currency bonds from high-net-worth clients in Domestic Retail, an increase in net gain on trading related to medium-term notes and an increase in customers’ order flow, such as block trading, resulting from a favorable Japanese equity market.

Non-interest expenses increased by 12% from ¥163.3 billion for the year ended March 31, 2004 to ¥182.9 billion for the year ended March 31, 2005, due primarily to increased compensation and benefit costs and increased level of employment, in part due to the build up of our product capabilities. In addition, excluding compensation and benefits expense, for the same reason, non-interest expenses also increased, primarily due to higher professional fees

Non-interest expenses increased by 15% from ¥142.4 billion for the year ended March 31, 2003 to ¥163.3 billion for the year ended March 31, 2004, mainly due to increases in performance related compensation and benefit costs in line with higher revenues.

Income before income taxes was ¥93.6 billion for the year ended March 31, 2003, ¥120.8 billion for the year ended March 31, 2004 and ¥60.2 billion for the year ended March 31, 2005.

Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Asia, Europe, and the U.S. The following table shows changes in our market share in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31,
	2003	2004	2005
Nomura’s Share in Japanese IPOs	11%	27%	32%
Nomura’s Share in Japanese Public Offerings	50%	33%	25%
Nomura’s Share in Japanese Straight Bonds	26%	19%	17%
Nomura’s Share in Japanese Samurai Bonds	14%	16%	12%

We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of announced M&A deals which involved Japanese parties was $87.3 billion and our share was 22.2% for the year ended December 31, 2004.

Operating Results of Investment Banking

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥69,125	¥70,869	¥75,445	$704
Non-interest expenses	56,374	53,703	46,231	431

Income before income taxes	¥12,751	¥17,166	¥29,214	$273

Net revenue increased by 6% from ¥70.9 billion for the year ended March 31, 2004 to ¥75.4 billion for the year ended March 31, 2005, due primarily to an increase in fees we earned underwriting public stock offerings. Net revenue also benefited from innovative new business using our own capital to provide solutions, particularly multiple private offering.

Net revenue increased by 3% from ¥69.1 billion for the year ended March 31, 2003 to ¥70.9 billion for the year ended March 31, 2004, due primarily to an increase in fees we earned underwriting public stock offerings.

Non-interest expenses decreased by 14% from ¥53.7 billion for the year ended March 31, 2004 to ¥46.2 billion for the year ended March 31, 2005, due primarily to restructuring of business operations.

Non-interest expenses decreased by 5% from ¥56.4 billion for the year ended March 31, 2003 to ¥53.7 billion for the year ended March 31, 2004, due primarily to decrease in commissions and floor brokerage.

Income before income taxes was ¥12.8 billion for the year ended March 31, 2003, ¥17.2 billion for the year ended March 31, 2004 and ¥29.2 billion for the year ended March 31, 2005.

Merchant Banking

In October 2001, we established the Merchant Banking division within Global Wholesale, which combines our principal finance business in Japan and Europe, and other private equity businesses in Japan and Europe.

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. During the fiscal year ended March 31, 2005, the acceleration of corporate group reorganizations in Japan presented a lucrative timing for investment. We took advantage of the opportunity by investing aggressively, substantially increasing both the number of transactions and investment balance. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Merchant Banking

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥(6,647)	¥10,720	¥7,338	$68
Non-interest expenses	8,628	10,220	10,370	96

Income before income taxes	¥(15,275)	¥500	¥(3,032)	$(28)

Net revenue decreased by 32% from ¥10.7 billion for the year ended March 31, 2004 to ¥7.3 billion for the year ended March 31, 2005, due primarily to funding costs for its assets in Europe, although realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Net revenue increased from (¥6.6) billion for the year ended March 31, 2003 to ¥10.7 billion for the year ended March 31, 2004, due primarily to realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Non-interest expenses increased by 1% from ¥10.2 billion for the year ended March 31, 2004 to ¥10.4 billion for the year ended March 31, 2005, essentially unchanged from the year ended March 31, 2004, as increases in professional fees were offset by decreases in compensation and benefits.

Non-interest expenses increased by 18% from ¥8.6 billion for the year ended March 31, 2003 to ¥10,.2 billion for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Loss before income taxes was ¥15.3 billion for the year ended March 31, 2003, income before income taxes was ¥0.5 billion for the year ended March 31, 2004 and loss before income taxes was ¥3.0 billion for the year ended March 31, 2005.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management Co., Ltd., we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees. Additionally, in the defined contribution pension business, we receive commissions as a defined contribution pension plan administrator.

Operating Results of Asset Management

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥34,828	¥34,300	¥42,239	$394
Net interest revenue	2,232	1,657	1,283	12

Net revenue	37,060	35,957	43,522	406
Non-interest expenses	33,866	37,004	36,086	337

Income before income taxes	¥3,194	¥(1,047)	¥7,436	$69

Net revenue increased by 21% from ¥36.0 billion for the year ended March 31, 2004 to ¥43.5 billion for the year ended March 31, 2005, due primarily to increases in asset management and portfolio service fees reflecting increases in assets under management of Nomura Asset Management and Nomura Corporate Research and Asset Management Inc.

Net revenue decreased by 3% from ¥37.1 billion for the year ended March 31, 2003 to ¥36.0 billion for the year ended March 31, 2004, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts.

Non-interest expenses decreased by 2% from ¥37.0 billion for the year ended March 31, 2004 to ¥36.1 billion for the year ended March 31, 2005 and non-interest expenses increased by 9% from ¥33.9 billion for the year ended March 31, 2003 to ¥37.0 billion for the year ended March 31, 2004, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Income before income taxes was ¥3.2 billion for the year ended March 31, 2003, loss before income taxes was ¥1.0 billion for the year ended March 31, 2004 and income before income taxes was ¥7.4 billion for the year ended March 31, 2005.

The following table sets forth the total amount of assets under management of each principal Nomura entity included under the Asset Management segment as of the dates indicated.

	As of March 31,
	2003	2004	2005
	(in billions)
Nomura Asset Management Co., Ltd.	¥14,469	¥15,936	¥16,231
Nomura Corporate Research and Asset Management Inc.	570	815	1,152
Nomura BlackRock Asset Management Co., Ltd.	950	1,156	981
Nomura Funds Research and Technologies Co., Ltd.	54	122	423
MAINTRUST KAG mbH	142	193	222
Nomura Funds Research and Technologies America, Inc.	116	107	139

Total	¥16,302	¥18,329	¥19,148

(Note) The amounts as of March 31, 2003 and 2004 include those of NOMURA MAINTRUST GmbH, which was merged into MAINTRUST KAG mbH effective on April 1, 2004.

Asset Management Business

Assets under management was ¥19.1 trillion as of the year ended March 31, 2005, reflecting an increase of ¥2.8 trillion from the year ended March 31, 2003, and an increase of ¥0.8 trillion from the year ended March 31, 2004. As of March 31, 2005, assets under management principally consist of Nomura Asset Management’s assets under management in the aggregate principle amount of ¥16.2 trillion, Nomura Corporate Research and Asset Management’s assets under management in the aggregate principal amount of ¥1.2 trillion, and Nomura BlackRock Asset Management’s assets under management in the aggregate principal amount of ¥1.0 trillion.

With respect to assets under management, a number of Exchange Traded Funds and the net assets for the publicly offered bond investment trusts decreased in the year ended March 31, 2005. During the year ended March 31, 2005, the Nikkei Stock Average dropped to 11,668.95 points as of the end of March 2005 from 11,715.39 points as of the end of March 2004, representing a decline of 0.4%. The net assets of stock investment trusts increased, due primarily to launching new funds. Investment advisory assets increased, due primarily to an increase of assets from overseas investors. As a result, firmwide assets under management as of March 31, 2005 amounted to ¥19.1 trillion, representing an increase of ¥0.8 trillion, or 4%, from ¥18.3 trillion as of March 31, 2004.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 24% as of March 31, 2005 because of an overall increase in the market size of publicly offered stock investment trusts.

The share of Nomura Asset Management in the fund market of Japan

	As of March 31,
	2003	2004	2005
Total of publicly offered investment trusts	30%	28%	24%
Stock investment trusts	19%	19%	15%
Bond investment trusts	40%	40%	42%

Defined contribution pension plan business in Japan

In connection with the defined contribution pension plan business in Japan, we offer various services. Among other things, we provide consulting and support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. As of the end of March 2005, there were 112 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 240,000 persons.

Other Operating Results

Other operating results include gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments. Please refer to Note 18 to our consolidated financial statements included in this annual report for a reconciliation of segment results to income statement information.

Loss before income taxes in other operating results was ¥40.7 billion for the year ended March 31, 2003, and income before income taxes in other operating results was ¥8.5 billion and ¥12.6 billion for the years ended March 31, 2004 and 2005, respectively.

Among our listed affiliates that are accounted for under the equity method in our consolidated financial statements, JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our equity investments. During the year ended March 31, 2002 and 2003, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO’s share price. As a result, we determined that there was other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment of ¥21.2 billion for the year ended March 31, 2003.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at March 31, 2004 and 2005 are as follows.

	March 31, 2004 (Mil Yen)	March 31, 2005 (Mil Yen)
Trading assets and Private equity investments	13,838,396	15,600,521
Securities inventory	13,066,963	14,757,597
Equity securities and convertible bonds	2,091,565	2,387,992
Government and government agency bonds	7,702,731	9,080,814
Bank and corporate debt securities	1,153,693	1,494,890
Commercial paper and certificates of deposit	24,998	16,000
Options and warrants	41,900	58,639
Mortgage and mortgage-backed securities	773,083	1,056,212
Beneficiary certificates and other	1,278,993	663,050

Derivative contracts	479,659	515,946
Foreign exchange forwards	34,807	43,326
FRA(1) and other OTC(2) forwards	1,073	5,377
Swap agreements	293,883	330,343
Options other than securities options—purchased	149,896	136,900

Private equity investments	291,774	326,978

Trading liabilities	5,976,966	5,332,173
Securities sold but not yet purchased	5,559,598	4,895,054
Equity securities and convertible bonds	1,301,983	639,919
Government and government agency bonds	3,957,335	3,916,141
Bank and corporate debt securities	223,983	267,197
Options and warrants	62,871	70,652
Mortgage and mortgage-backed securities	13,414	1,145
Beneficiary certificates and other	12	—

Derivative contracts	417,368	437,119
Foreign exchange forwards	29,629	30,858
FRA and other OTC forwards	1,324	21,168
Swap agreements	297,856	296,481
Options other than securities options – written	88,559	88,612

(1)	“FRA” is Forward Rate Agreements
(2)	“OTC” is Over The Counter

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

• 2.33 standard deviations 99% confidence level

• Holding period: One day

• Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2004 (Bil Yen)	March 31, 2005 (Bil Yen)
Equity	3.3	3.0
Interest rate	2.0	2.8
Foreign exchange	0.5	0.7

Sub-total	5.8	6.5
Diversification benefit	(1.9)	(2.4)

Value at Risk (VaR)	3.9	4.1

	Year ended March 31, 2005
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	10.7	3.5	4.8

2. Current Challenges.

The business environment which the Company is facing, continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy.

In this environment, the Company will continue to analyze markets, viewing the securities business from a wider perspective, accelerate its global operations to meet the diverse requirements of our customers on a prompt, flexible basis, with the ultimate objective in providing the best service for various types of investment advice.

In Domestic Retail, the Company will aim to expand and strengthen its customer base and assets under management, through a more extensive approach in ensuring that we are able to meet their diversifying requirements. In addition, the Company will continue its efforts in areas such as investor education programs, in order to expand the investor universe, leading to further activity in the financial markets.

In Global Markets, through the advancement of professional skills in Global Fixed Income, Global Equity Asset Finance, as well as close coordination with Domestic Retail, Global Investment Banking, the Company will aim to solidify a strong platform in providing solutions to meet the diversifying requirements of our customers.

In Global Investment Banking, the Company aims to promptly provide high value added solutions, such as Balance Sheet Operations enhancing shareholder value, M&A ideas on a global scale to Japanese corporations who are now in a position of excess cash, having experienced a recovery in earnings, after intensive restructurings.

In Global Merchant Banking, the Company will commit its own capital towards investment projects (invest towards companies) expanding its business. Through cross coordination between business lines, Nomura Group will undertake to increase the value of its investments with the aim to maximize its return.

In Asset Management, the Company continues to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management, through maintaining a strong sales support system and delivering products which is best suited to customer requirements. On defined contribution pension plan business, in line with the anticipated regulations, through enhancing the offering of integrated services ranging from consulting for plan implementation and investment education to supply products, the Company aims to further broaden its customer base.

Nomura Group will aim to fully utilize its combined strengths on an expedient basis, continuing its efforts in the development of the Japanese economy and expansion of its financial market, whilst expanding our client horizon and strengthen our earnings base, to enhance shareholder value.

3. Risk Factors.

Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets. Market fluctuations can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We utilize various hedging techniques to mitigate these position risks. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we face losses if the level of market volatility differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these activities.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

•	if we incur large trading losses,

•	if the level of our business activity decreases due to a market downturn, or

•	if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

        Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. A reduction in our credit ratings, or being placed on “credit watch” with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions such as M&A with respect to our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	holding securities of third parties,

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or

•	extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with on-line securities companies in Japan is insensifying

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. Additionally, some on-line securities companies have recently tried to offer underwriting services for initial public offerings at dramatically reduced commission rates in order to gain market share. Should this strategy become more prevalent and prove successful, we would have to respond by offering lower commissions in order to retain our market share. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, especially with respect to corporate bonds issued by Japanese companies, thereby undercutting our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, other major securities companies have recently been seeking to form business alliances with major commercial banks, reportedly with a view to an eventual consolidation of those financial institutions, in order to be able to increase their competitiveness and market share by combining banking and other financial services. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered are enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions, or

•	suffering damages as a result of the restriction of our business operation or investment activities due to social confusion from political reasons.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by an employee, Director or Executive Officer could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with this law. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any such damage us or our reputation could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

We restructured our European private equity business in 2002. Following the restructuring, the investments that comprised the ‘old’ Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no Board of Director representation in any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the overall risk weighting to these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan. The investments of this business are mainly in the retail, manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts.

On August 1, 2004, in the pursuit of greater efficiency with respect to maintenance and administration of real estate properties used within the Company (facility management business), and for the purpose of strengthening branch office strategy through, for instance, diversifying the form of offices of Nomura Securities, Nomura Realty Capital Management Co., Ltd., a wholly-owned subsidiary of the Company, succeeded by way of demerger the facility management business for the Company and its subsidiaries from Nomura Land Building Co., Ltd (“NLB”), which is an affiliate company of the company, and also changed its company name to Nomura Facilities, Inc. (“NFI”). Although NFI issued 495,000 common stocks upon the demerger and allocated all such shares to NLB, the Company acquired said shares immediately after the demerger and maintained its parent company status with NFI as its wholly-owned subsidiary.

6. Operating and Financial Analysis.

(1) Operating Results

Please refer to “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of our positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2004		March 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥13,026	¥5,498	¥14,699	¥4,834	$137	$45
Non-trading debt securities, including securities pledged as collateral	206	—	277	—	3	—
Investments in equity securities	169	—	172	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	7	—	63	—	1	—
Private equity investments	292	—	327	—	3	—
Derivative contracts(1)	520	479	574	498	5	5

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2005
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥13,759	¥940	¥14,699
Trading securities sold but not yet purchased	4,833	1	4,834
Non-trading debt securities, including securities pledged as collateral	243	34	277
Investments in equity securities	146	26	172
Investments in equity securities for other than operating purposes which are classified into Other assets—other	48	15	63
Private equity investments	—	327	327

	Billions of yen
	March 31, 2004
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥12,380	¥646	¥13,026
Trading securities sold but not yet purchased	5,493	5	5,498
Non-trading debt securities, including securities pledged as collateral	186	20	206
Investments in equity securities	139	30	169
Investments in equity securities for other than operating purposes which are classified into Other assets—other	1	6	7
Private equity investments	—	292	292

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates, liquid mortgage backed securities and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debts, mortgage and commercial loans, mortgage derivatives, non-investment grade piece of structured notes, and notes with embedded exotic option.

Private equity business

Please refer to Notes 2 and 4 to consolidated financial statements included in Item 5. Financial Information.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2005
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥16	¥19	$0	$0
OTC derivatives	558	479	5	5

	¥574	¥498	$5	$5

	Billions of yen
	March 31, 2004
	Assets	Liabilities
Listed derivatives	¥16	¥9
OTC derivatives	504	470

	¥520	¥479

The fair values of OTC derivative assets and liabilities at March 31, 2004 and 2005 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2005
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥155	¥119	¥147	¥121	¥296	¥(280)	¥558
OTC derivative liabilities	108	120	134	143	245	(271)	479

	Billions of yen
	March 31, 2004
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥135	¥159	¥112	¥117	¥225	¥(244)	¥504
OTC derivative liabilities	78	117	118	67	122	(32)	470

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are the types of derivative contracts with high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call feature and other complex derivatives are often valued with correlations and volatilities that needs some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

Please refer to Note 2 to consolidated financial statements included in Item 5. Financial Information.

(3) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks include market, credit, event, market liquidity, operational and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among these risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

We manage market, credit, event and market liquidity risks using a global risk management structure which is described below. We manage operational and legal risks primarily on a regional basis.

Global Risk Management Structures

We have an independent global risk management unit headquartered in Tokyo to support the risk management activities that place at each level of our business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to our trading and investment portfolios on a worldwide basis.

Our current global management structures place primary risk control responsibility with the Head of each Global Business Line such as Global Markets, Global Investment Banking and Global Merchant Banking. This structure enhances the coordination of our global business while satisfying the regional requirements of each legal entity. Concurrently, our global risk management unit monitors, controls and supports our business segments. Our global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of our regional risk managers.

Our Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business.

Our Board of Executive Officers and Executive Management Board also determine our strategic direction and allocate resources and capital to each of our businesses. Our Executive Management Board reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Board of Executive Officers is made up of all of our Executive Officers. Our Executive Management Board is made up of Representative Executive Officers and some of our Executive Officers as appointed by our Board of Directors. Our President and Chief Executive Officer is the Chairman of both.

Our Board of Executive Officers and Executive Management Board set the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. Our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, our regional operations employ their own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

In addition to the above structure, the Commitment Committee is set up in order to control risks relating to less liquid asset investments. Furthermore the Commitment Committee controls risks relating to important investments from a risk management perspective. Our Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

Our global risk management group headquartered in Tokyo provides risk information to our Executive Management Board and quantifies risk for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio change. To this end, daily reports on the monitoring and management of our worldwide risks are produced by our global risk management unit. Reports from our global risk manager enable our senior management to identify and control risk across the entire organization.

Regional risk managers located in Europe, the United States, Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and global risk management headquarters.

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we now experience in the markets worldwide.

We maintain standardized methodologies on risk measurement for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management group employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and market liquidity risks. We group our traders based on the type of trading strategies they use and the type of financial instruments in which they trade, and we assign to each group a specific in-house risk limit. Our traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

Types of Risks Managed

The six principal categories of risk that we face in our daily business operations are market, credit, event, market liquidity, operational and legal risks.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess the market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon within a specified confidence level.

For our VaR analysis, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given the reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environment. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes a normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange, Inc.

We used regression analysis for a 90-day period between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥12.5 billion as of March 31, 2004 and ¥15.4 billion as of March 31, 2005. The difference in the simulated amounts between March 31, 2004 and March 31, 2005 is due mainly from market value increase in our operating equity investments held for relationship purposes, despite the fact that the number of shares for those investments has been decreased. On March 31, 2004, TOPIX closed at 1,179.23 points and on March 31, 2005, TOPIX closed at 1,182.18 points. This simulation analyzes data for our portfolio of operating equity investments held for relationship purposes as a whole. Therefore, it is very important to note that the actual results will differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

        We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce the risk of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2005 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years	Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥25	¥21	¥13	¥5	¥62	¥(14)	¥112	¥20	¥92	$858
AA	61	65	71	67	120	(165)	219	45	174	1,623
A	47	22	53	37	37	(92)	104	15	89	830
BBB	8	8	6	10	6	(2)	36	2	34	317
BB	1	0	0	—	—	0	1	—	1	9
Other(2)	13	3	4	2	71	(7)	86	0	86	802

Sub-total (OTC)	155	119	147	121	296	(280)	558	82	476	4,439
Listed derivatives	11	5	0	0	—	0	16	—	16	150

Total	¥166	¥124	¥147	¥121	¥296	¥(280)	¥574	¥82	¥492	$4,589

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” mainly consists of embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor for a possible failure of on-going mergers and acquisitions in which we have made strategic investments.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments.

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than in the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” under of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage our operational risk primarily by recognition and evaluation of risk included in business operations and enhancement, as necessary, of our internal controls.

Operations Risk.

Operations risk is a type of operational risk. It is defined as risk in which we suffer damages due to failure to perform our operations properly, accidents or engagement in improprieties by our executives and employees.

In order to mitigate operations risk, we have internal regulations on setting up operations procedures with proper control, and endeavor to execute accurate and expeditious operations. We also enhance systems to reduce uncertainty of manual works.

System Risk.

System risk is a type of operational risk. It is defined as risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that we may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, we have internal regulations on information security management that set out our security policy. We make it a first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers such as Nomura Research Institute in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

(4) Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to companies in the financial services sector. We seek to withstand market shocks for periods lasting over one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2004 and 2005:

	Year ended March 31, 2004	Year ended March 31, 2005
	(in billions)
Net cash provided by (used in) operating activities	¥(78.4)	¥(278.9)
Net income	172.3	94.7
Increase in trading assets and private equity investments	(4,808.1)	(1,552.8)
Increase (decrease) in trading liabilities	2,152.2	(738.6)
Other, net	2,405.2	1,917.8
Net cash provided by (used in) investing activities	45.5	(32.6)
Decrease (increase) in non-trading debt securities, net	61.7	(71.6)
Other, net	(16.2)	39.0
Net cash provided by (used in) financing activities	198.0	385.1
Long-term borrowings, net	160.8	349.2
Short-term borrowings, net	77.0	70.2
Other, net	(39.8)	(34.3)
Effect of exchange rate changes	(19.0)	13.7

Net increase in cash and cash equivalents	¥146.1	¥87.3

Please refer to our consolidated statements of cash flows included in this annual report for more detailed information.

Effective from the year ended March 31, 2005, changes in other secured borrowings which were previously included in cash flows from financing activities are included in cash flows from operating activities. Those statement of cash flow line items for the years ended March 31, 2004 have been reclassified to conform to the reclassified presentation.

In the year ended March 31, 2005, our cash and cash equivalents increased by ¥87.3 billion to ¥724.6 billion. We used ¥278.9 billion in net cash for operating activities. Net cash from financing activities, which amounted to ¥385.1 billion, offset the cash usage for operating activities. Continual issuances of Medium Term Notes to our customers were the main cause for the increase in net cash from financing activities.

In the year ended March 31, 2004, net cash of ¥78.4 billion was used by operating activities. Although we have used ¥4,808.1 billion for trading assets, the cash usage was offset by ¥2,152.2 billion increase in trading liabilities and net increase of ¥1,468.6 billion in secured securities financing trades. Net cash raised by financing activities was ¥198.0 billion. We have increased both long-term borrowings and short-term borrowings by ¥160.8 billion and ¥77.0 billion, respectively.

Liquidity Objective

We maintain a highly liquid balance sheet comprised primarily of marketable securities matched with a liability structure which ensures that liquidity is available regardless of market conditions. We seek to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. Our management establishes our overall liquidity policies.

Liquidity Policies

In order to meet our liquidity objective described above, we have designed the following liquidity policies:

Diversify Funding Sources. We seek to reduce refinancing risk by maintaining diversified sources of unsecured funding. We diversify funding by product and market. We benefit by distributing a significant portion of our liabilities through our own sales force to a large diversified client base.

As of March 31, 2004 and 2005, our unsecured funding sources, excluding those of private equity entities, were as follows:

	March 31, 2004		March 31, 2005
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)(2)	¥884.0	18.2%	¥1,052.1	19.1%
Short-Term Bank Borrowings	118.7		248.2
Other Loans	4.3		23.4
Commercial Paper	283.0		233.8
Deposit at Banking Entities	229.9		310.7
Certificates of Deposit	25.8		19.5
Bonds and Notes maturing within one year	222.3		216.5
Long-Term Unsecured Debt Total(1)	2,178.6	45.0%	2,593.7	47.0%
Long-Term Bank Borrowings	351.6		406.1
Other Loans	149.5		157.8
Bonds and Notes	1,677.5		2,029.8
Shareholders’ Equity	1,785.7	36.8%	1,868.4	33.9%

(1)	Unsecured Debt figures exclude unsecured debt of private equity entities.
(2)	Short-Term Unsecured Debt includes the current portion of Long-Term Unsecured Debt.

Ensure Appropriate Funding Mix. We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. Liquidity is measured by our ability in a stress condition to finance those assets using secured funding, including repurchase agreements and securities lending transactions. We finance the cash capital needs of our assets with long-term debt and equity, and we calculate such needs using conservative estimates of the assets’ secured borrowing power.

Consistent with our aim of maintaining an appropriate funding mix, in the year ended March 31, 2005, we maintained a funding mix similar to that in March 31, 2004, thereby reducing the effect of a potential liquidity event. As of March 31, 2005, excluding those of private equity entities, our long-term unsecured financing totaled ¥2,593.7 billion, well over the short-term unsecured financing in the amount of ¥1,052.1 billion (which includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis, or issued on a fixed rate basis and swapped into variable-rate debt, and is thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

Maintain Liquidity Portfolios. We seek to maintain portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2005, excluding those of private equity entities, we maintained ¥1,607.3 billion liquidity portfolios that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31, 2004	March 31, 2005
	(in billions)
Liquidity Portfolios(1)	¥1,749.6	¥1,607.3
Cash, Cash Equivalent and Deposits	860.6	982.2
Overnight Call Loans	41.5	113.1
Government Securities	847.5	512.0

(1)	Excluding private equity entities. Consolidated private equity entities had ¥25.5 billion and ¥162.0 billion of cash and cash deposits as of March 31, 2004 and March 31, 2005, respectively.

We have structured our liquidity portfolios under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Accordingly, the structures of our liquidity portfolios take into consideration the following:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolios, excluding those of private equity entities, we had other unencumbered assets that mainly consist of unpledged trading inventories that can be used for additional source of secured funding whose estimated net liquidity value as of March 31, 2005 was ¥1,520.2 billion.

As of March 31, 2005, excluding those of private equity entities, the estimated net liquidity value of other unencumbered assets alone represented 144% of our total short-term unsecured debt. The aggregate value of the liquidity portfolios and the estimated net liquidity value of other unencumbered assets was ¥3,127.5 billion, which represented 297% of our total short-term unsecured debt.

	March 31, 2004	March 31, 2005
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,125.6	¥1,520.2
Liquidity Portfolios(1)	1,749.6	1,607.3

Total	¥2,875.2	¥3,127.5

(1)	Excluding private equity entities. Consolidated private equity entities had ¥25.5 billion and ¥162.0 billion of cash and cash deposits as of March 31, 2004 and March 31, 2005, respectively.

Maintain Committed Bank Facilities. We maintain undrawn syndicated and bilateral committed credit facilities with a group of globally recognized banks in order to provide contingent financing sources. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw them.

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥713.4 billion as of March 31, 2005. The decrease of ¥92.4 billion from the previous year reflects partial usage and our decision to integrate the syndicated facilities into a more centralized structure.

	March 31, 2004	March 31, 2005
	(in billions)
Undrawn Committed Facilities(1)	¥805.8	¥713.4

(1)	Excluding private equity entities.

Reduce Refinancing Risk. In order to manage refinancing risk, we set limits for the amount of debt maturing each year and during any quarter. We maintain a detailed contingency funding plan that is updated periodically to assure sufficient liquidity in the event that our access to financing is impaired.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our debt ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2005, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short- term Debt	Senior Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	A3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Each of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On July 13, 2004, Moody’s Investors Service announced that it was upgrading Nomura Securities Co., Ltd.’s (NSC) senior unsecured debt rating to A3 from Baa1 and its senior subordinated debt rating to Baa1 from Baa2, as well as Nomura Holdings, Inc.’s (NHI) long-term issuer rating to Baa1 from Baa2. Moody’s also upgraded the credit ratings of Nomura Europe Finance N.V. and Nomura Global Funding plc, overseas subsidiaries guaranteed by NSC and NHI. The Prime-2 commercial paper ratings of NSC, as well as Nomura International plc and Nomura Holding America, Inc.,—both of which were guaranteed by NHI—remained unaffected, as they were excluded from the review process. The rating outlooks were positive. In its announcement, Moody’s stated that this upgrade was based on its view that NSC would maintain its current leading position in the domestic capital market due to its relatively strong domestic franchise and its highly productive marketing force. Moody’s stated its belief that this situation would enable NSC to steadily progress in diversifying core earnings sources—which might provide it with greater resilience to external factors, particularly an equity market downturn. Moody’s stated that it saw all these factors as beneficial to NSC recognizing stable earnings performance going forward. At the same time, Moody’s noted that the limited scale of the domestic market and expected slow progress in Japan’s structural shift in money inflow to the capital markets, and away from bank deposits, might prevent NSC from materially enhancing its cash generating capacity, and stated its view that it would be difficult for NSC to implement immediate and automatic cost reductions in times of stress due to the rigid labor-management relationships in Japan. Moody’s stated that these factors might continue to justify certain ratings gaps, particularly with major international players.

        On May 20, 2005, Standard & Poor’s Ratings Services announced that it was revising to positive the outlooks on its long-term ratings of Nomura Holdings, Inc., Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd. Standard & Poor’s stated in its announcement that this revision reflected the companies’ improved profitability and likely benefits from further disintermediation in the financial markets. In its announcement, Standard & Poor’s mentioned that Japanese securities companies were expected to benefit from stabilized profitability following the adoption of more flexible cost structures and reduced dependence on stock brokerage commissions as well as from moderate increases in direct financing activities resulting in part from ongoing deregulation. In addition, Standard & Poor’s mentioned that we had strived to reduce less-liquid assets, such as cross-shareholdings, during recent years. Standard & Poor’s noted, however, that deregulation was increasing overall competition, allowing Japanese mega banks to expand further into securities business, requiring Japanese securities companies, including Nomura, to devise a competitive business strategy. Standard & Poor’s also noted that Japanese securities companies, including Nomura, had to improve their risk management systems and improve their risk volumes appropriate to their capitalization levels as they increased their participation in higher-risk businesses. There was no change in the long-term rating and the outlook of Nomura Bank International plc.

Capital Resources

Capital Adequacy

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Our senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Our capital was ¥1,868.4 billion as of March 31, 2005 compared with ¥1,785.7 billion as of March 31, 2004. Our leverage ratio as of March 31, 2005 has increased to 18.5 times from 16.7 times as of March 31, 2004, largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills, and securities purchased under agreements to resell.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31,
	2004		2005
	(in billions, except ratios)
Shareholders’ equity	¥1,785.7		¥1,868.4
Total assets	29,753.0		34,488.9
Adjusted assets(1)	16,871.2		20,099.8
Leverage ratio(2)	16.7	x	18.5	x
Adjusted leverage ratio(3)	9.4	x	10.8	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. We have devised a global risk management methodology that seeks to ensure that our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk and market liquidity risk. Under this methodology, we calculate the required capital levels of our businesses based on our trading strategies. To determine our required aggregate capital level, we take a portfolio approach that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. At the same time, in order to achieve a maximum return on our aggregate capital, efficient allocation of capital becomes another important strategic objective. We constantly review our capital base, its allocation and our business mix to ensure it delivers return on equity commensurate to our risk profile, the market circumstances, and our peer group.

(5) Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs, as well as underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization activities. We purchase and sell variable interests in VIE, in connection with our market-making and investing activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 5 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments to invest in partnerships and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities. See Note 3 to our consolidated financial statements for a further discussion of these arrangements.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with our investment banking activities, we have entered into agreements with customers under which we have committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We have commitments to invest in interests in various partnerships and other entities, primarily in connection with our merchant banking activities, and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

The following table shows our significant off-balance sheet arrangements at March 31, 2005:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥7,919	$74
Derivative contracts(1)	497,697	4,642
Operating lease commitments	31,014	289
Capital lease commitments	39,473	368
Commitments to extend credit	118,391	1,104
Commitments to invest in partnerships	74,199	692

(1)	This item represents the liability balance of derivative contracts at March 31, 2005. Securities options are classified as derivative contracts.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

We have commitments to enter into resale and repurchase agreements of ¥3,028 billion ($28 billion) and ¥5,450 billion ($51 billion) at March 31, 2005, respectively.

In connection with Gensaki transactions, securities sold under Gensaki agreements but not yet reacquired amounted to ¥52,000 million ($485 million) as of March 31, 2005.

In connection with collateralized agreements and financing transactions, commitments to resale and repurchase were ¥176,359 million ($1,645 million) and ¥46,057 million ($430 million) as of March 31, 2005, respectively.

(6) Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under capital and noncancelable operating lease agreements.

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2005:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥2,798,560	¥204,858	¥504,605	¥605,540	¥1,483,557
Private equity entities long-term borrowings	444,615	128,762	94,304	77,568	143,981
Operating lease commitments	31,014	5,415	9,147	7,575	8,877
Capital lease commitments	39,473	5,406	7,667	5,256	21,144
Purchase obligations(1)	25,451	23,337	2,013	101	—
Commitments to extend credit	118,391	65,768	19,601	4,560	28,462
Commitments to invest in partnerships	74,199	39,963	18,735	145	15,356

Total	¥3,531,703	¥473,509	¥656,072	¥700,745	¥1,701,377

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$26,101	$1,911	$4,706	$5,647	$13,837
Private equity entities long-term borrowings	4,147	1,201	880	723	1,343
Operating lease commitments	289	50	86	70	83
Capital lease commitments	368	50	72	49	197
Purchase obligations(1)	237	217	19	1	—
Commitments to extend credit	1,104	613	183	43	265
Commitments to invest in partnerships	692	373	175	1	143

Total	$32,938	$4,415	$6,121	$6,534	$15,868

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 4. Company Information

1. Share Capital Information

    (1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2005	Number of Issued Shares as of June 29, 2005	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Eurolist Amsterdam(*4) Singapore Stock Exchange(*5) New York Stock Exchange(*6)	—

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Voting rights pertained.
2	Shares that may have increased from exercise of stock options between June 1, 2005 and June 29, 2005 are not included in the number of issued shares as of June 29, 2005.
3	Listed on the First Section of each stock exchange.
4	Common stock listed (The Company plans to delist it from Eurolist Amsterdam.)
5	Common stock listed
6	American Depositary Shares listed.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

	End of Fiscal Year (March 31, 2005)	End of Preceding Month to Filing of this Report (May 31, 2005)
Number of Stock Acquisition Right	2,164 (*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,164,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,806 per share	¥1,805 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,806 Capital Inclusion Price ¥903	Issue Price of Shares ¥1,805 Capital Inclusion Price ¥903

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

	End of Fiscal Year (March 31, 2005)	End of Preceding Month to Filing of this Report (May 31, 2005)

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	Exercise Price	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Exercise Price =	before Adjustment x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
Number of Stock Acquisition Right	2,188(*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	2,188,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,630 per share				¥1,629 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,630 Capital Inclusion Price ¥815				Issue Price of Shares ¥1,629 Capital Inclusion Price ¥815

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).

	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights		Approval of the board of directors shall be required for transfer of the stock acquisition rights.			Same as left

(Notes)
1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
Number of Stock Acquisition Right	1,354 (*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,354,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
(1)

The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).

	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)
1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
Number of Stock Acquisition Right	1,618 (*1)				Same as left

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,618,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,616 per share				¥1,615 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,616 Capital Inclusion Price ¥808				Issue Price of Shares ¥1,615 Capital Inclusion Price ¥808

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2005)				End of Preceding Month to Filing of this Report (May 31, 2005)
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)
1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2005)	End of Preceding Month to Filing of this Report (May 31, 2005)
Number of Stock Acquisition Right	—	1,486(*1)

Type of Share under the Stock Acquisition Right	—	Common stock

Number of Shares under the Stock Acquisition Rights	—	1,486,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	—	1.	Not to be partial exercise of one stock acquisition right.
		2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
			(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
				a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
				b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2005)	End of Preceding Month to Filing of this Report (May 31, 2005)
			(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
				a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
				b)	There is any other reason similar to a).
		3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	—	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

(Notes)
1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

B. Bonds with stock acquisition rights

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

None

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 31, 2001 (*1)	594	1,962,977,841	998	182,796,787	997	105,563,989
March 31, 2002 (*2)	2,942,019	1,965,919,860	3,001	182,799,789	6,940,275	112,504,265

(Notes)

1.	Convertible bonds were converted from April 1, 2000 to March 31, 2001.
2.	Subscription warrants were exercised and shares were issued to acquire Nomura Asset Management Co., Ltd.

(4) Shareholders

As of March 31, 2005
	Unit Shareholders (100 shares per 1 unit)
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Foreign Shareholders		Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
					Other than individuals	Individuals
Number of Shareholders	2	409	114	3,549	828	60	191,618	196,580	—
Number of Units Held	269	5,454,131	161,994	1,742,859	7,440,361	1,695	4,832,394	19,633,703	2,549,560
Percentage of Units Held (%)	0.00	27.78	0.83	8.88	37.90	0.01	24.61	100.00	—

(Notes)

1.	Of the 23,733,994 treasury stocks, 237,339 units are included in Individuals and Others, and 94 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 23,733,994, is the number recorded on register of shareholders; the actual number of treasury stocks is 23,730,994.
2.	1,775 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.
3.	The Board of Directors of the Company has resolved on October 28, 2004 to change the number of shares of 1 unit to 100 shares from 1,000 shares on January 4, 2005.

(5) Major Shareholders

As of March 31, 2005

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	119,945	6.10

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	117,112	5.96

The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	61,956	3.15

Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A.	54,110	2.75

State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	41,256	2.10

State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	28,830	1.47

Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-Ku, Tokyo, Japan	26,241	1.33

The Chase Manhattan Bank 385036	360 North Creacent Drive, Beverly Hills, California, U.S.A	20,888	1.06

The Chase Manhattan Bank, N.A. London SL Omnibus Account	Woolgate House, EC Callman St., London, United Kingdom	16,804	0.85

The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	4-5-33, Kitahama, Chuo-ku, Osaka, Japan	16,504	0.84

Total		503,647	25.62

(Note) The Company has 23,731 thousand shares of treasury stock as of March 31, 2005 which is not included in the Major Shareholders list above.

(6) Voting Rights

A. Outstanding Shares

As of March 31, 2005

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 23,730,900)	—	Our standard stock with no limitation to its rights
	(Crossholding Stocks Common stock 3,000,000)	—	See above
Stock with full voting right (Others)	Common stock 1,936,639,400	19,364,589	See above
Shares less than 1 unit	Common stock 2,549,560	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,364,589	—

(Notes)

1.	177,500 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 94 treasury stocks are included in Shares less than 1 unit.
2.	The Board of Directors of the Company has resolved on October 28, 2004 to change the number of shares of 1 unit to 100 shares from 1,000 shares.

B. Treasury Stocks

As of March 31, 2005

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	23,730,900	—	23,730,900	1.21
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	26,730,900	—	26,730,900	1.36

(Note) In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

(7) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (437 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Matters relating to Assignment of the Stock Acquisition Right	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (436 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (164 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (455 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (108 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (138 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	806,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.

	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

			b)	There is any other reason similar to a).

	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

D. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of the Share in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the Shares in regular transactions at the Tokyo Stock Exchange, Inc. on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), (ii) multiplied by 1.05.

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.
(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	5,000,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

2. Stock Repurchase

(1) Stock Repurchase which is resolved by ordinary General Shareholders’ Meeting or Board of Directors

A. Stock Repurchase during term authorized previously

a. Type of Share            Common stock

(a) Stock Repurchase based on Resolution of ordinary General Shareholders’ Meeting

None

(b) Stock Repurchase from Subsidiaries

None

(c) Stock Repurchase based on Resolution of Board of Directors

		As of June 29, 2005

	Number of Shares	Total Amount (Yen)
Resolution of Board of Directors (May 18, 2005) (A)	25,000,000	37,500,000,000
Stock Repurchased during term authorized previously (B)	25,000,000	33,827,301,200
(A)-(B) (C)	—	3,672,698,800
(C)/(A) (%)	—	9.8

(Notes)

1.	Period: May 19, 2005 through June 23, 2005
2.	The Board of Directors on June 28, 2005 approved a resolution to set up a share buyback program.

(1) Total shares authorized for buyback: 25,000,000 shares (Upper limit)

(2) Total value of shares authorized for buyback: ¥37,500 million (Upper limit)

(3) Period: July 1, 2005 through September 16, 2005

(d) Resell or Cancellation of Stocks Repurchased

None

(e) Treasury Stocks

As of June 29, 2005

Number of Shares
Treasury Stocks Held	45,409,000

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None

(2) Stock Repurchase for Capital Reduction, Cancellation from Profits or Cancellation of Redeemable Shares based on Articles of Incorporation

A. Stock Repurchase during term authorized previously

None

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None

3. Dividend Policy

The Company and its subsidiaries worldwide, including Nomura Securities, integrate business operation under the uniform “Nomura Group” strategy. When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then determine the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of cash dividend taking into consideration the pay-out ratio.

The Company proposes a cash dividend of 10.00 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 10.00 yen per share in December 2004, the annual dividend per share is 20 yen per share.

As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

(Note) The Date of Board of Directors determined to pay out interim dividend: October 28, 2004

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	97th	98th	99th	100th	101st
Year Ending:	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005
High (Yen)	3,420	2,890	2,190	2,125	1,966
Low (Yen)	1,650	1,190	1,205	1,087	1,278

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2004	November, 2004	December, 2004	January, 2005	February, 2005	March, 2005
High (Yen)	1,498	1,453	1,494	1,493	1,483	1,598
Low (Yen)	1,293	1,278	1,390	1,355	1,344	1,423

(Note) Prices on the first section of Tokyo Stock Exchange

6. Corporate Governance Practices.

(1) Basic concept of corporate governance, and the status of its implementation

Basic concept of corporate governance

The Company in conjunction with the domestic companies of the Nomura Group has adopted the Committee System since June 2003. Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. The Company can make quicker management decisions on a consolidated basis. Under this corporate governance structure, the Company has maintained three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

The Company has maintained “Code of Ethics of Nomura Group” concerning the basic principles of corporate governance and social responsibilities to guide all directors, officers and employees of the Nomura Group.

The Company has adopted procedures under which the Audit Committee shall discuss and approve proposals by the Chief Financial Officer regarding fees for the Company’s independent accountant and the type of services to be provided.

The status of corporate governance policy implementation

The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

(1) The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System since June 2003.

(2) Appointment of outside directors

Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

(3) Overview of the committees

(i) Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee. The Nomination Committee met two times during the year ended March 31, 2005.

(ii) Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act. The Audit Committee met 22 times during the year ended March 31, 2005.

(iii) Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee. The Nomination Committee met 4 times during the year ended March 31, 2005.

(4) Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

(5) Framework for operational execution

Thirty-two executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers, the Executive Management Board or the Commitment Committee, each of which comprises the executive officers. The Board of Executive Officers composed of all thirty-two executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group. The Commitment Committee is chaired by an executive officer appointed by the President & Chief Executive Officer and composed of six executive officers appointed by the chair of the Commitment Committee. The Commitment Committee is authorized to determine or discuss important matters regarding less liquid positions of the Nomura Group.

The Internal Controls Committee is authorized to determine basic matters concerning establishment of internal control and procedures relating to the business management structure of the Nomura Group. The Internal Controls Committee is consisted of four executive officers including the President & Chief Executive Officer and two non-executive directors, the Chairman of the Audit Committee and an Audit Mission Director.

(6) Internal control / Internal audit, audit by Audit Committee and financial audit

The Audit Committee is composed entirely of non-executive part-time directors and has central responsibilities for management audit functions under the Board of Directors. In order to facilitate audit functions, the following measures have been undertaken:

1. Two non-executive but full-time directors (Audit Mission Directors) who are familiar with the business and organization of the Nomura Group, are assigned by the Board of Directors. They thus supplement the audit conducted by the Audit Committee, maintain the merits of the previous statutory audit system. The duty of an Audit Mission Director is to conduct operational supervision including daily inspections and investigations, such as attending important committee meetings.

2. The Nomura Group has established an Internal Audit Division that is independent from other business and business support lines. The Head of Internal Audit supervises internal audit operations of the Company and its subsidiaries. The Internal Audit Division is directed by the Internal Controls Committee, members of which include a director belonging to the Audit Committee and an Audit Mission Director. Further, internal audit results are reported not only to the executive management but also to the Audit Committee and Audit Mission Directors.

The Company appoints Ernst & Young ShinNihon as independent auditors. The Company strives to ensure proper account processing and transparent management for financial reporting under the review of the independent auditors. Regarding cooperation with internal audit, audit committee audit, and independent auditors audit, the Internal Audit Division, the Audit Committee and an Audit Mission Director communicate the independent auditors closely and regularly.

3. Name of the certified public accountants and the auditing firm which provided audit services.

Names of the certified public accountants who provided audit services	Names of the auditing firm	Consecutive years of services
Sadahiko Yoshimura Designated and Operating Partner	Ernst & Young ShinNihon	15 years
Michiyoshi Sakamoto Designated and Operating Partner	Ernst & Young ShinNihon	—	(1)
Koichi Hanabusa Designated and Operating Partner	Ernst & Young ShinNihon	—	(1)

(1)	Omitted as it is 7 years or less.

4. Composition of assistant staff upon the audit services

Certified Public Accountants	14 persons
Junior Accountants	21 persons
Others	4 persons

Also, Audit Committee verified the Japanese Commercial Code based financial statements and supplementary schedules, including consolidated financial statements, as being reported and explained by the Company’s independent auditors.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None

3) Implementation to expand company corporate governance in the recent year

The Company provides a forum for its outside directors where they discuss its corporate governance practices or procedures such as functions of the Board of Directors. Such forum was held three times during the year ended March 31, 2005.

For the purpose of disclosure of corporate information, the Disclosure Committee met eight times during the year ended March 31, 2005 to discuss matters relating to the annual securities report (yuka-shoken-hokokusho) and Form 20-F (annual report to be filed with the U.S. Securities and Exchange Commission). Also, the Disclosure Committee makes arrangements for documentation and evaluation of effectiveness of the Company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act that will apply to the Company from the year ended March 31, 2007.

(2) Risk Management

Please refer to “ Item 2. Operating and Financial Review 6. Operating and Financial Analysis (3) Quantitative and Qualitative Disclosures about Market Risk”

(3) Compensation paid to Directors and Executive Officers

(Amount in Millions of yen)
Compensation paid to inside directors	136

Compensation paid to outside directors	105

Compensation paid to executive officers	2,565

Note:	The compensation of directors who are serving concurrently as executive officers are included in those of executive officers.

(4) Audit fees

The audit fees and the fees other than audit fees which we entered into with Shin Nihon & Co. / Ernst & Young are as follows.

Audit fees are shown on a consolidated basis.

(Amount in Millions of yen)
Year ended March 31, 2005
Audit fees(*)	1,281
Audit-related fees	210
Tax fees	76
All other fees	11

Total	1,578

(*)	Audit fees include the fees for professional services for the audit of financial statements of the consolidated companies and services (e.g. comfort letter and review of specific assets) that are provided by the accountant in connection with statutory and regulatory filings and engagements.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Financial Statements

(1)	Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The stand-alone financial statements of the Company have been prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and article 2 of the Regulation.

However, the Regulations before revision are applied to the stand-alone financial statements in accordance with the provision of paragraph 2 of supplementary provision of the “Cabinet Office Ordinance on the Partial Revision of Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet Office Ordinance No.5, January 30, 2004).

The Company has changed its presentation of amounts to round the numbers from the current fiscal year. Therefore, the amounts of items presented for the current fiscal year are rounded whereas the amounts for the previous term are truncated.

2. Audit Certificate

Under articles No.193-2 of Securities and Exchange Law, the consolidated financial statements for the years ended March 31, 2004 and 2005 were audited by Shin Nihon & Co. Under articles No.193-2 of Securities and Exchange Law, the financial statements for the years ended March 31, 2004 and 2005 were audited out by Shin Nihon & Co.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1.    CONSOLIDATED BALANCE SHEETS

		Millions of yen				Translation into millions of U.S. dollars
		March 31
	Notes	2004	%(1)	2005	%(1)	2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥637,372		¥724,637		$6,758
Time deposits		248,737		419,606		3,914
Deposits with stock exchanges and other segregated cash		44,528		42,513		397

		930,637	3.1	1,186,756	3.5	11,069

Loans and receivables:	*6
Loans receivable		543,894		516,295		4,815
Receivables from customers		10,744		12,037		112
Receivables from other than customers		464,776		718,997		6,706
Allowance for doubtful accounts		(5,778)		(2,801)		(26)

		1,013,636	3.4	1,244,528	3.6	11,607

Collateralized agreements:
Securities purchased under agreements to resell		5,701,646		7,201,791		67,168
Securities borrowed		7,180,106		7,187,254		67,033

		12,881,752	43.3	14,389,045	41.7	134,201

Trading assets and private equity investments (including securities pledged as collateral of ¥5,229,300 million in 2004 and ¥7,743,424 million ($72,220 million) in 2005):	*3
Securities inventory		13,066,963		14,757,597		137,639
Derivative contracts		479,659		515,946		4,812
Private equity investments	*4	291,774		326,978		3,049

		13,838,396	46.5	15,600,521	45.2	145,500

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥181,655 million in 2004 and ¥196,827 million ($1,836 million) in 2005)		178,546		261,358		2,438
Private equity entities office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥794 million in 2004 and ¥3,036 million ($28 million) in 2005)		22,154		444,726		4,148
Lease deposits		64,764		100,993		942
Non-trading debt securities (including securities pledged as collateral of ¥3,340 million in 2004 and ¥10,208 million ($95 million) in 2005)		206,236		277,330		2,586
Investments in equity securities		169,459		172,067		1,605
Investments in and advances to affiliated companies	*16	207,668		228,975		2,136
Deferred tax assets	*13	105,901		114,010		1,063
Other	*7	133,817		468,544		4,369

		1,088,545	3.7	2,068,003	6.0	19,287

Total assets		¥29,752,966	100.0	¥34,488,853	100.0	$321,664

(1)	As % of total assets

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen				Translation into millions of U.S. dollars
		March 31
		2004	%(2)	2005	%(2)	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	*8	¥429,500	1.4	¥517,065	1.5	$4,822
Private equity entities short-term borrowings	*8	7,624	0.0	116,054	0.3	1,082
Payables and deposits:	*6
Payables to customers		266,646		248,089		2,314
Payables to other than customers		861,747		464,178		4,329
Time and other deposits received		255,703		330,216		3,080

		1,384,096	4.7	1,042,483	3.0	9,723

Collateralized financing:
Securities sold under agreements to repurchase		9,622,727		12,603,211		117,546
Securities loaned		5,157,814		5,643,782		52,637
Other secured borrowings		2,587,217		3,419,192		31,889

		17,367,758	58.4	21,666,185	62.8	202,072

Trading liabilities:	*3
Securities sold but not yet purchased		5,559,598		4,895,054		45,654
Derivative contracts		417,368		437,119		4,077

		5,976,966	20.1	5,332,173	15.5	49,731

Other liabilities:
Accrued income taxes		93,538		31,937		298
Accrued pension and severance costs	*11	86,439		99,565		929
Other	*7	235,888		571,787		5,333

		415,865	1.4	703,289	2.1	6,560

Long-term borrowings	*8	2,377,365	8.0	2,798,560	8.1	26,101
Private equity entities long-term borrowings	*8	8,104	0.0	444,615	1.3	4,147

Total liabilities		27,967,278	94.0	32,620,424	94.6	304,238

Commitments and contingencies	*17
Shareholders’ equity:
Common stock	*14
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2004 and 2005		182,800	0.6	182,800	0.5	1,705
Additional paid-in capital		154,063	0.5	155,947	0.4	1,454
Retained earnings		1,550,231	5.2	1,606,136	4.7	14,980

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment		(34,221)		(24,645)		(230)
Cumulative translation adjustments		(34,380)		(18,083)		(168)

		(68,601)	(0.2)	(42,728)	(0.1)	(398)

		1,818,493	6.1	1,902,155	5.5	17,741
Less—Common stock held in treasury, at cost — 24,263,831 shares and 24,657,971 shares at March 31, 2004 and 2005, respectively		(32,805)	(0.1)	(33,726)	(0.1)	(315)

Total shareholders’ equity		1,785,688	6.0	1,868,429	5.4	17,426

Total liabilities and shareholders’ equity		¥29,752,966	100.0	¥34,488,853	100.0	$321,664

(2)	As % of Total liabilities and shareholders’ equity

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2.    CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen				Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2004	%(3)	2005	%(3)	2005
Revenue:
Commissions		¥210,216		¥221,963		$2,070
Fees from investment banking		86,994		92,322		861
Asset management and portfolio service fees		66,193		78,452		732
Net gain on trading	*3	229,042		201,686		1,881
(Loss) gain on private equity investments		13,138		7,744		72
Interest and dividends		343,260		401,379		3,744
(Loss) gain on investments in equity securities		55,888		15,314		143
Private equity entities product sales		17,640		75,061		700
Other		23,565		32,316		301

Total revenue		1,045,936	100.0	1,126,237	100.0	10,504
Interest expense		242,833	23.2	327,047	29.0	3,050

Net revenue		803,103	76.8	799,190	71.0	7,454

Non-interest expenses:
Compensation and benefits		259,336		274,988		2,565
Commissions and floor brokerage		19,169		23,910		223
Information processing and communications		80,031		81,408		759
Occupancy and related depreciation		54,221		53,534		499
Business development expenses		23,100		28,214		264
Private equity entities cost of goods sold		11,852		44,681		417
Other		72,718		87,620		817

		520,427	49.8	594,355	52.8	5,544

Income before income taxes		282,676	27.0	204,835	18.2	1,910

Income tax expense:	*13
Current		108,434		104,393		974
Deferred		1,913		5,710		52

		110,347	10.5	110,103	9.8	1,026

Net income		¥172,329	16.5	¥94,732	8.4	$884

	Notes	Yen				Translation into U.S. dollars
Per share of common stock:	*10
Basic—
Net income		¥88.82		¥48.80		$0.46

Diluted—
Net income		¥88.82		¥48.77		$0.45

(3)	As % of Total revenue

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3.    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Common Stock
Balance at beginning of year	¥182,800	¥182,800	$1,705

Balance at end of year	¥182,800	¥182,800	$1,705

Additional paid-in capital
Balance at beginning of year	¥151,328	¥154,063	$1,437
Gain on sales of treasury stock	1,807	14	0
Issuance of common stock options	928	1,870	17

Balance at end of year	¥154,063	¥155,947	$1,454

Retained earnings
Balance at beginning of year	¥1,407,028	¥1,550,231	$14,458
Net income	172,329	94,732	884
Cash dividends	(29,126)	(38,827)	(362)

Balance at end of year	¥1,550,231	¥1,606,136	$14,980

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(41,558)	¥(34,221)	$(319)
Net change during the year	7,337	9,576	89

Balance at end of year	¥(34,221)	¥(24,645)	$(230)

Cumulative translation adjustments
Balance at beginning of year	¥(22,329)	¥(34,380)	$(320)
Net change during the year	(12,051)	16,297	152

Balance at end of year	¥(34,380)	¥(18,083)	$(168)

Common stock held in treasury
Balance at beginning of year	¥(34,941)	¥(32,805)	$(307)
Repurchases of common stock	(4,084)	(475)	(4)
Sales of common stock	6,220	129	1
Other net change in treasury stock	—	(575)	(5)

Balance at end of year	¥(32,805)	¥(33,726)	$(315)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Net income	¥172,329	¥94,732	$884
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	(12,051)	16,297	152
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	12,445	15,738	147
Deferred income taxes	(5,108)	(6,162)	(58)

Total	7,337	9,576	89

Total other comprehensive (loss) income	(4,714)	25,873	241

Comprehensive income	¥167,615	¥120,605	$1,125

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Cash flows from operating activities:
Net income	¥172,329	¥94,732	$884
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	33,706	38,163	356
Stock-based compensation	928	1,870	17
Loss (gain) on investments in equity securities	(55,888)	(15,314)	(143)
Loss (gain) on sales of office buildings, land, equipment and facilities	318	(138)	(1)
Loss on devaluation of office buildings, land, equipment and facilities	3,083	1,780	17
(Reversal of) provision for allowance for doubtful accounts	13	(1,947)	(18)
Deferred income tax expense	1,913	5,710	53
Changes in operating assets and liabilities:
Time deposits	174,331	(157,971)	(1,473)
Deposits with stock exchanges and other segregated cash	(7,485)	3,036	28
Trading assets and private equity investments	(4,808,112)	(1,552,822)	(14,483)
Trading liabilities	2,152,243	(738,575)	(6,888)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,297,514	1,402,270	13,078
Securities borrowed, net of securities loaned	(1,576,454)	483,804	4,512
Other secured borrowings	1,747,519	831,974	7,760
Loans and receivables, net of allowance	135,821	(158,640)	(1,480)
Payables and deposits received	592,779	(478,796)	(4,466)
Accrued income taxes, net	80,273	(69,418)	(647)
Other, net	(23,206)	31,353	292

Net cash used in operating activities	(78,375)	(278,929)	(2,602)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(39,303)	(59,348)	(554)
Proceeds from sales of office buildings, land, equipment and facilities	1,341	2,645	25
Payments for purchases of investments in equity securities	(61)	(79)	(1)
Proceeds from sales of investments in equity securities	24,309	12,985	121
Business combinations, net of cash acquired	(29,491)	63,556	593
Decrease (increase) in non-trading debt securities	61,705	(71,604)	(668)
Decrease in other investments and other assets	26,971	19,281	180

Net cash provided by (used in) investing activities	45,471	(32,564)	(304)

Cash flows from financing activities:
Increase in long-term borrowings	712,675	844,659	7,878
Decrease in long-term borrowings	(551,897)	(495,455)	(4,622)
(Decrease) increase in short-term borrowings, net	76,982	70,181	655
Proceeds from sales of common stock	8,027	143	1
Payments for repurchases of common stock	(4,084)	(475)	(4)
Payments for cash dividends	(43,686)	(33,992)	(317)

Net cash provided by financing activities	198,017	385,061	3,591

Effect of exchange rate changes on cash and cash equivalents	(18,978)	13,697	128

Net increase in cash and cash equivalents	146,135	87,265	813
Cash and cash equivalents at beginning of the year	491,237	637,372	5,945

Cash and cash equivalents at end of the year	¥637,372	¥724,637	$6,758

Supplemental disclosure:
Cash paid during the year for—
Interest	¥281,756	¥416,790	$3,887

Income tax payments, net	¥28,160	¥173,811	$1,621

Non cash activities—
Business combination

The purchase price, net of cash acquired, was ¥29,491 million for the year ended March 31, 2004. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥960,557 million ($8,959 million) and ¥1,013,084 million ($9,449 million) for the year ended March 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2005 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥54,729 million and positive impact of ¥8,364 million ($78 million) on income before income taxes for the year ended March 31, 2004 and 2005, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has a positive impact of ¥546 million and positive impact of ¥4,336 million ($40 million) on income before income taxes for the year ended March 31, 2004 and 2005, respectively.

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Domestic Retail business, Nomura provides primarily investment consultation services mainly to individual customers in Japan. In Global Wholesale business, Nomura provides primarily fixed income and equity trading services and investment banking services mainly to institutions on a global basis. Also, Nomura conducts merchant banking business. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity business—

The investments in Private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in Private equity business are referred to “Private equity entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in (Loss) gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-publicly listed companies, there are no externally quoted market prices available. In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are basically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. See Note 4 for further discussion of private equity business.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Non-trading debt securities as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥28,595 million and ¥30,050 million ($280 million), and in Occupancy and related depreciation in the amount of ¥5,111 million and ¥8,113 million ($76 million) for the years ended March 31, 2004 and 2005, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥538 million and ¥nil million ($nil million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2004 and 2005, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥139,049 million and ¥30,410 million at March 31, 2004 and ¥145,932 million ($1,361 million) and ¥26,135 million ($244 million) at March 31, 2005, respectively.

Investments in equity securities for other than operating purposes also includes investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are mainly comprised of listed equity securities and unlisted equity securities in the amounts of ¥1,042 million and ¥6,453 million at March 31, 2004 and ¥48,028 million ($448 million) and ¥15,257 million ($142 million) at March 31, 2005, respectively.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. The implementation of EITF 02-14 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005

In November 2004, the EITF reached a consensus on EITF Issue 03-13 (“EITF 03-13”), “Applying the Conditions in Paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in Determining Whether to Report Discontinued Operations.” EITF 03-13 clarifies (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. EITF 03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The implementation of EITF 03-13 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Revised SFAS No. 123 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Revised SFAS No. 123 is scheduled to be effective for reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of Revised SFAS No. 123 until fiscal years beginning after June 15, 2005. As Nomura accounts for stock-based compensation under SFAS No. 123, the impact of adopting Revised SFAS No. 123 is not expected to be significant.

In March 2005, the FASB issued the Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation” and provides guidance on the recognition timing and the measurement of liabilities associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement of the obligation are conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Nomura is currently assessing the potential impact of FIN 47 on the consolidated financial statements.

3. Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Non-trading debt securities on the consolidated balance sheets at March 31, 2004 and 2005, respectively.

Securities inventory, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased at March 31, 2004 and 2005 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2004		2005		2005
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥2,091,565	¥1,301,983	¥2,387,992	¥639,919	$22,272	$5,968
Government and government agency bonds	7,702,731	3,957,335	9,080,814	3,916,141	84,694	36,524
Bank and corporate debt securities	1,153,693	223,983	1,494,890	267,197	13,942	2,492
Commercial paper and certificates of deposit	24,998	—	16,000	—	149	—
Options and warrants	41,900	62,871	58,639	70,652	547	659
Mortgage and mortgage-backed securities	773,083	13,414	1,056,212	1,145	9,851	11
Beneficiary certificates and other	1,278,993	12	663,050	—	6,184	—

	¥13,066,963	¥5,559,598	¥14,757,597	¥4,895,054	$137,639	$45,654

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 25.9% and 26.3% of Nomura’s total assets as of March 31, 2004 and 2005, respectively.

Collateralized agreements and financing transactions

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under these agreements, Nomura lends and borrows debt and equity securities without collateral. At March 31, 2004 and 2005, the aggregate contractual amounts of debt and equity securities borrowing contracts without collateral were ¥705 billion and ¥603 billion ($6 billion), respectively. There were no securities lending contracts without collateral at March 31, 2004 or 2005.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2004 and 2005 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2004	2005	2005
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥16,274	¥18,747	$175
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	12,882	14,516	135

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2004 and 2005, securities sold under Gensaki agreements but not yet reacquired amounted to ¥25,000 million and ¥52,000 million ($485 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2004 and 2005 approximated the market value of the securities at those dates.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Financial instruments pledged without the right to sell or repledge as collateral

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2004 and 2005, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Cash deposits:
Time deposits	¥—	¥3,005	$28

Trading assets:
Equity securities and convertible bonds	¥278,000	¥176,968	$1,651
Government and government agency bonds	430,614	344,194	3,210
Bank and corporate debt securities	698,647	510,006	4,757
Warrants	1,087	—	—
Mortgage and mortgage-backed securities	629,736	655,868	6,117

	¥2,038,084	¥1,687,036	$15,735

Investments:
Non-trading debt securities	¥48,099	¥51,133	$477

Other Assets:
Other	¥—	¥737	$7

Derivatives utilized for trading purposes—

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF Issue No. 02-3.

The table below discloses the fair values at March 31, 2004 and 2005 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Trading Assets:
Foreign exchange forwards	¥34,807	¥43,326	$404
FRA(1) and other OTC(2) forwards	1,073	5,377	50
Swap agreements	293,883	330,343	3,081
Options other than securities options—purchased	149,896	136,900	1,277

Sub-total	479,659	515,946	4,812
Securities options—purchased(3)	40,593	58,500	546

Total	¥520,252	¥574,446	$5,358

Trading Liabilities:
Foreign exchange forwards	¥29,629	¥30,858	$288
FRA and other OTC forwards	1,324	21,168	197
Swap agreements	297,856	296,481	2,765
Options other than securities options—written	88,559	88,612	827

Sub-total	417,368	437,119	4,077
Securities options—written(3)	61,481	60,578	565

Total	¥478,849	¥497,697	$4,642

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Merchant Banking	¥1,548	¥4,013	$38
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	75,232	76,815	716
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	152,262	120,858	1,127

	¥229,042	¥201,686	$1,881

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of secured borrowings contained in Long-term borrowings which are shown in Note 8.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Estimated fair value of financial instruments—

Nomura’s financial instruments are recorded using several methods, including historical cost, amortized cost or fair value. Specific accounting policies for significant financial instruments are discussed in Note 2.

The estimated fair values of Nomura’s financial instruments are derived using quoted market prices, where available. Because no quoted market prices exist for a significant portion of Nomura’s financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions, such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, securities purchased under agreements to resell, securities borrowed, short-term borrowings, time and other deposits received, payables to customers/other than customers, securities sold under agreements to repurchase, securities loaned and other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable approximate carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value. The estimated fair values of Private equity entities long-term borrowings approximate carrying value as substantial investments to the private equity entities were recently acquired.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2004		2005		2005
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,377	¥2,391	¥2,799	¥2,805	$26	$26

Long-term borrowings

        For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

4. Private equity business:

Terra Firma investments

Following a review to determine the optimum structure to run its private equity business in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

The fair value of the Terra Firma investments is derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists. The estimated fair value of the Terra Firma investments was ¥287,246 million and ¥312,818 million ($2,918 million) at March 31, 2004 and 2005, respectively. Of this, the respective percentages at March 31, 2004 and 2005 are 65% and 72% for real estate, 12% and 10% for the services sector and the remaining balance of 23% and 18% is in consumer businesses, which includes retail and consumer finance.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies”. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥313 billion ($2.9 billion), which is already recorded on the consolidated balance sheet at March 31, 2005. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former Nomura employees to advise Terra Firma in relation to the management of Terra Firma investments as well as the raising and investing of additional capital. In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥269 billion ($2.5 billion) private equity fund (“TFCP II”), which was also raised by TFCPL. Nomura’s total commitment is ¥26,933 million ($251 million) and ¥12,716 million ($119 million) had been drawn down for investments as at 31 March 2005. Nomura also accounts for its investment in TFCP II at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 16 investments and exited from 4 of these investments. During the year ended March 31, 2004, NPF made four investments, three of which were accounted for as consolidated subsidiaries. The purchase price of these three businesses, net of cash acquired was ¥29,491 million. During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total purchase price was ¥63,146 million ($589 million), the total cash acquired exceeded the total purchase price by ¥87,554 million ($817 million). The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2005. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Terra Firma investments valuation

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are included in (Loss) gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, amongst other things, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each of the investments. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors, allows Nomura to produce its own estimates of the fair value for each underlying investment.

In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. These projections reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

Profit share payable to third parties

Availability and cost of finance.

Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the discounted cash flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e. those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Millennium Retailing Group (“MRG”)

MRG is a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which is the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million ($466 million), which consisted of ¥20,000 million ($186 million) in July 2004 and ¥30,000 million ($280 million) in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end is February 28 and Nomura consolidates MRG as of this date, reporting its results of operations on a one month lag. Nomura has designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 has recorded its share of MRG’s earnings on the equity basis.

The condensed balance sheet of MRG at February 28, 2005, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥139,522	$1,301
Loans and receivables	23,445	219
Private equity entities office buildings, land, equipment and facilities	405,532	3,782
Intangible assets(1)	134,437	1,254
Lease deposits	56,150	524
Others	142,638	1,330

Total assets	¥901,724	$8,410

Liabilities:
Private equity entities short-term borrowings	¥112,514	$1,049
Payables and deposits	78,518	732
Private equity entities long-term borrowings	415,623	3,876
Others	223,272	2,083

Total liabilities	829,927	7,740

Net assets	71,797	670
Minority interest(2)	(51,098)	(477)

Nomura’s portion of net assets	20,699	193
Acquisition cost	(50,649)	(472)

Goodwill as reported	¥29,950	$279

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization:

¥8,920 million ($83 million), having a weighted-average amortization period of 8 years and a residual value of zero.

Intangible assets not subject to amortization:

¥125,517 million ($1,171 million), including leasehold interests in land of ¥62,299 million ($581 million) and trade name of ¥54,600 million ($509 million).

(2)	Minority interest includes preferred stock of ¥40,000 million ($373 million) held by third parties.

The following summarized unaudited pro forma financial information assumes the acquisition of MR shares during the year ended March 31, 2005 had occurred on April 1, 2003.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2004	2005	2005
Total revenue	¥1,592,540	¥1,557,442	$14,526
Net income	172,875	95,386	890

Basic EPS	¥89.11	¥49.13	$0.46
Diluted EPS	89.10	49.10	0.46

Changes in goodwill for the years ended March 31, 2004 and 2005 are as follows. Goodwill is not deductible for tax purposes.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Balance at beginning of year	¥218	¥3,037	$28
Increase by acquisitions of private equity entities	2,670	34,113	318
Others	149	(133)	(1)

Balance at end of year	¥3,037	¥37,017	$345

5. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2004 and 2005, Nomura securitized ¥170 billion and ¥477 billion ($4.4 billion) of financial assets, respectively. In addition, Nomura received ¥17 billion and ¥38 billion ($0.4 billion) from securitization trusts and paid ¥12 billion and ¥39 billion ($0.4 billion) to securitization trusts, respectively. Nomura held ¥2 billion of retained interests in transferred assets at March 31, 2004 and ¥33 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2005, which include interest of ¥22 billion ($0.2 billion), not expected to be retained for other than a temporary period.

Variable Interest Entities (VIEs)—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 31, 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At March 31, 2005, Nomura consolidated VIEs for which Nomura was the primary beneficiary, that were created to market structured bonds to investors by repackaging corporate convertible bonds. Nomura also consolidated VIEs, formed to securitize commercial real estate, for which private equity entities were the primary beneficiaries.

The following table shows the classification of the consolidated VIE’s assets collateralized for the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen	Translation into billions of U.S. dollars
	March 31
	2005	2005
Consolidated VIE’s assets collateralized for the VIE’s obligations
Securities inventory	¥103	$1.0
Office buildings, land, equipment and facilities	106	1.0
Other	71	0.6

Total	¥280	$2.6

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire assets primarily high yield leveraged loans and other debt obligations rated below investment grade, by issuing debt and equity. Nomura makes loans and investments in VIEs which are formed to acquire real estate. These VIEs are formed to invest in real estate or to provide financing, through sale and leaseback structures, for clients.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2004 and 2005. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2004	2005	2005
VIE assets	¥120	¥287	$2.7
Maximum exposure to loss	19	25	0.2

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥313 billion ($2.9 billion), which is already recorded on the consolidated balance sheet at March 31, 2005. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

6. Receivables and payables:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥149,114 million and ¥178,325 million ($1,663 million) at March 31, 2004 and 2005, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥214,825 million and ¥221,833 million ($2,069 million) at March 31, 2004 and 2005, respectively. Inter-bank money market loans amount to ¥176,866 million and ¥113,083 million ($1,055 million) at March 31, 2004 and 2005, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Payables to other than customers amounting to ¥506,318 million at March 31, 2004, and Receivables from other than customers in the amount of ¥251,009 million ($2,341 million) at March 31, 2005. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥190,163 million and ¥198,063 million ($1,847 million) are included in Payables to customers at March 31, 2004 and 2005, respectively.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2004 and 2005 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Balance at beginning of year	¥(15,159)	¥(5,778)	$(54)
Additions:
Charged to costs and expenses	(13)	—	—
Deductions:
Reversal of allowance for doubtful accounts	—	1,947	18
Charge-offs	9,237	1,038	10
Other:
Other—net	157	(8)	(0)

Balance at end of year	¥(5,778)	¥(2,801)	$(26)

7. Other assets-Other/ Other liabilities-Other:

Other assets-Other in the consolidated balance sheet includes Goodwill and Other intangible assets in the amounts of ¥3,037 million at March 31, 2004 and ¥174,376 million ($1,626 million) at March 31, 2005, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥1,094 million at March 31, 2004 and ¥56,979 million ($531 million) at March 31, 2005, respectively.

Other liabilities-Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥101,878 million at March 31, 2004 and ¥113,180 million ($1,056 million) at March 31, 2005 and Minority interests in the amounts of ¥8,368 million at March 31, 2004 and ¥62,684 million ($585 million) at March 31, 2005, respectively.

8. Borrowings:

Borrowings of Nomura at March 31, 2004 and 2005 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Short-term borrowings:
Commercial paper	¥283,000	¥233,800	$2,180
Bank loans	107,395	242,983	2,266
Other	39,105	40,282	376

Total	¥429,500	¥517,065	$4,822

Private equity entities short-term borrowings(1):
Bank loans	7,150	116,052	1,082
Other	474	2	0

Total	¥7,624	¥116,054	$1,082

Long-term borrowings:
Long-term loans from banks and other financial institutions(2) (4)	¥512,364	¥561,901	$5,241
Funding balances of bonds and notes issued(2) (4):
Fixed-rate obligations:
Japanese yen denominated(4)	518,820	469,990	4,383
Variable-rate obligations:
Japanese yen denominated	34,200	34,200	319
Medium-term notes:
Japanese yen denominated	982,548	1,354,512	12,633
Non-Japanese yen denominated	208,278	190,757	1,779

	1,743,846	2,049,459	19,114
Trading balances of secured borrowings	121,155	187,200	1,746

Total	¥2,377,365	¥2,798,560	$26,101

Private equity entities long-term borrowings:
Long-term loans from banks and other financial institutions(3)	¥8,104	¥349,243	$3,257
Funding balances of bonds and notes issued(3) :
Fixed-rate obligations:
Japanese yen denominated(3)	—	95,372	890

Total	¥8,104	¥444,615	$4,147

(1)	Include secured borrowings of ¥NIL at March 31, 2004 and ¥67,414 million ($629 million) at March 31, 2005.
(2)	Include secured borrowings of ¥NIL at March 31, 2004 and ¥2,000 million ($19 million) at March 31, 2005.
(3)	Include secured borrowings of ¥650 million at March 31, 2004 and ¥419,971 million ($3,917 million) at March 31, 2005.
(4)	Bonds with warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
1.01% bonds with warrants at ¥2,305.00 per share—due year ending March 31, 2005	¥2,631	¥—	$—

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Debt issued by the Company	¥631,862	¥678,824	$6,331
Debt issued by subsidiaries other than private equity entities—guaranteed by the Company	1,509,581	1,662,121	15,502
Subsidiaries debt other than private equity entities—not guaranteed by the Company(1)	235,922	357,615	3,335
Debt issued by consolidated variable interest entities	—	100,000	933

Total	¥2,377,365	¥2,798,560	$26,101

(1)	Includes trading balances of secured borrowings.

Private equity entities long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Private equity entities debt—not guaranteed by the Company(1)	¥8,104	¥444,615	$4,147

(1)	Includes debt issued by consolidated variable interest entities, of which private equity entities are primary beneficiaries.

At March 31, 2005, fixed-rate obligations of long-term borrowings are due between 2005 and 2020 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2005 and 2015 at interest rates ranging from 0.10% to 3.32%. Medium-term notes are due between 2005 and 2035 at interest rates ranging from 0.00% to 35.20%.

At March 31, 2005, fixed-rate obligations of private equity entities long-term borrowings are due between 2005 and 2021 at interest rates ranging from 1.00% to 6.00%. Variable-rate obligations, which are generally based on LIBOR, are due between 2005 and 2011 at interest rates ranging from 0.51% to 2.83%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements. Carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2004 and 2005 were as follows:

Borrowings, excluding private equity entities

	March 31
	2004	2005
Short-term borrowings	1.32%	1.01%
Long-term borrowings	0.36%	0.35%
Fixed-rate obligations	0.58%	0.54%
Variable-rate obligations	0.64%	0.76%
Medium-term notes	0.14%	0.16%

Private equity entities borrowings

	March 31
	2004	2005
Short-term borrowings	0.95%	1.61%
Long-term borrowings	2.08%	1.52%
Fixed-rate obligations	1.87%	1.44%
Variable-rate obligations	2.34%	1.71%

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets are included in the consolidated balance sheets as Securities inventory, and approximate the outstanding balances of related secured borrowings.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2004 consist of the following(1):

Year ending March 31	Millions of yen
2005	¥198,807
2006	195,068
2007	190,312
2008	246,301
2009	270,392
2010 and thereafter	1,276,485

¥2,377,365

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥204,858	$1,911
2007	208,103	1,941
2008	296,502	2,765
2009	281,161	2,622
2010	324,379	3,025
2011 and thereafter	1,483,557	13,837

	¥2,798,560	$26,101

(1)	The maturities tables above are presented on a contractual maturity basis.

Maturities tables of private equity entities long-term borrowings

The aggregate annual maturities of private equity entities long-term borrowings as of March 31, 2004 consist of the following(1):

Year ending March 31	Millions of yen
2005	¥542
2007	100
2008	100
2009	400
2010 and thereafter	6,962

¥8,104

The aggregate annual maturities of private equity entities long-term borrowings as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥128,762	$1,201
2007	67,427	629
2008	26,877	251
2009	26,189	244
2010	51,379	479
2011 and thereafter	143,981	1,343

	¥444,615	$4,147

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2004 and 2005, Nomura excluding private equity entities had unused committed lines of credit amounting to ¥805,814 million and ¥713,440 million ($6,654 million), respectively.

Private equity entities had unused committed lines of credit amounting to ¥nil at March 31, 2004 and ¥2,100 million ($20 million) at March 31, 2005.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2004 and 2005, the carrying value of assets pledged, except for those disclosed in Notes 3 and 8, is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Time deposits	¥—	¥3,533	$33
Loans receivable	73,752	34,090	318
Receivables from other than customers	—	5,297	49
Trading securities	2,440,316	3,275,382	30,548
Office buildings, land, equipment and facilities	—	191,492	1,786
Non-trading debt securities	37,013	97,736	912
Investments in equity securities	—	43,482	406
Investments in and advances to affiliated companies	6,648	8,094	75
Other	—	48,080	449

	¥2,557,729	¥3,707,186	$34,576

Assets in the above table were mainly pledged to financial institutions for loans payable and derivative transactions.

In addition, Nomura repledged ¥193,652 million and ¥179,368 million ($1,673 million) of securities borrowed at March 31, 2004 and 2005 as collateral for bank loans and other loans.

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2004	2005	2005
Basic—
Net income applicable to common stock	¥172,329	¥94,732	$884

Weighted average number of shares outstanding	1,940,116,416	1,941,401,477

Basic EPS:
Net income	¥88.82	¥48.80	$0.46

Diluted—
Net income applicable to common stock	¥172,329	¥94,732	$884

Weighted average number of shares outstanding used in diluted EPS computations	1,940,238,630	1,942,517,306

Diluted EPS:
Net income	¥88.82	¥48.77	$0.45

The factor of dilution came from only options to purchase common shares for the year ended March 31, 2004 and 2005, respectively.

There were warrants and options to purchase 3,148,394 common shares at March 31, 2004 and options to purchase 5,970,000 common shares, at March 31, 2005, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

Subsequent events

Stock repurchase programs were approved by the board of directors on May 18 and June 28, 2005, in accordance with Article 211-3-1-2 of the Commercial Code of Japan. Please see Note 14. Common stock, legal reserve and retained earnings—Subsequent events.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

Severance indemnities and pension plans—

Employees of the Company and subsidiaries other than private equity investees in Japan (the “Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments. The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002, 2003 and 2005.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”).

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees.

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2004 and 2005 include the following components. Nomura’s measurement date is December 31 for its defined benefit plans for Japanese entities. Private equity entities use different measurement dates, but not more than three months prior to Nomura’s consolidated balance sheet date, for their significant plans.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Service cost	¥8,064	¥8,134	$76
Interest cost	3,944	3,750	35
Expected return on plan assets	(2,542)	(2,993)	(28)
Amortization of net transition assets	(417)	—	—
Amortization of net actuarial losses	5,375	4,243	40
Amortization of prior service cost	356	356	3

Net periodic pension and severance costs	¥14,780	¥13,490	$126

Net periodic pension and severance costs for private equity entities’ plans were not significant for the years ended March 31, 2004 and 2005.

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans and private equity entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets for the years ended March 31, 2004 and 2005 and a summary of the funded status at March 31, 2004 and 2005.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2004	2005	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥198,047	¥209,378	$1,953
Service cost	8,064	8,134	76
Interest cost	3,944	3,750	35
Actuarial loss (gain)	8,763	(6,741)	(63)
Benefits paid	(9,210)	(7,451)	(70)
Other	(230)	(22)	0

Benefit obligation at end of year	209,378	207,048	1,931

Change in plan assets:
Fair value of plan assets at beginning of year	96,979	115,331	1,076
Actual return on plan assets	19,413	5,902	55
Employer contributions	5,432	5,421	50
Benefits paid	(6,493)	(5,437)	(51)

Fair value of plan assets at end of year	115,331	121,217	1,130

Funded status	(94,047)	(85,831)	(801)
Unrecognized net actuarial loss	75,841	61,948	578
Unrecognized prior service cost	477	121	1

Net accrued pension liabilities	(17,729)	(23,762)	(222)

Intangible asset	(477)	(121)	(1)
Minimum pension liability adjustment	(54,414)	(41,320)	(385)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(72,620)	¥(65,203)	$(608)

Private equity entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2005	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥17,332	$162
Service cost	178	2
Interest cost	231	2
Actuarial loss	1,502	14
Acquisition and other	40,371	377
Benefits paid	(692)	(7)

Benefit obligation at end of year	58,922	550

Change in plan assets:
Fair value of plan assets at beginning of year	7,225	67
Actual return on plan assets	723	7
Employer contributions	1,021	10
Acquisition and other	18,682	174
Benefits paid	(421)	(4)

Fair value of plan assets at end of year	27,230	254

Funded status	(31,692)	(296)
Unrecognized net actuarial loss	2,860	27
Unrecognized prior service cost	(577)	(5)

Net accrued pension liabilities	(29,409)	(274)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(29,409)	$(274)

Nomura recognized accrued pension/severance costs for private equity entities’ plans amounting to ¥6,682 million at March 31, 2004.

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥7,137 million at March 31, 2004 and ¥4,953 million ($46 million) at March 31, 2005.

The accumulated benefit obligation for Japanese entities’ plans was ¥187,951 million and ¥186,420 million ($1,739 million) and for private equity entities’ plans was ¥17,332 million and ¥57,317 million ($535 million) as of March 31, 2004 and 2005, respectively.

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2004	2005
Discount rate	1.8%	2.1%
Rate of increase in compensation levels	4.0%	4.0%

Private equity entities’ plans—

	March 31
	2004	2005
Discount rate	2.5%	2.1%
Rate of increase in compensation levels	1.4%	0.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2004	2005
Discount rate	2.0%	1.8%
Rate of increase in compensation levels	4.0%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2004	2005
Equity securities	57.6%	57.6%
Debt securities	37.1%	36.9%
Other	5.3%	5.5%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 53.5% equity securities, 38.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Private equity entities’ plans—

March 31 2005
Equity securities	23.7%
Debt securities	65.8%
Other	10.5%

Total	100.0%

Cash Flows

Nomura expects to contribute approximately ¥5,531 million ($52 million) to Japanese entities’ plans in the year ending March 31, 2006 based upon their current funded status and expected asset return assumptions. Also, it is expected that approximately ¥2,766 million ($26 million) will be contributed to private equity entities’ plans in the year ending March 31, 2006.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥7,593	$71
2007	7,846	73
2008	8,489	79
2009	8,331	78
2010	9,316	87
2011-2015	51,730	482

Private equity entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥2,633	$25
2007	2,923	27
2008	3,153	29
2009	3,029	28
2010	2,837	26
2011-2015	13,815	129

Defined Contribution Plans

Nomura contributed ¥733 million and ¥763 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2004, and 2005, respectively. The contributions to defined contribution pension plans for private equity entities were ¥nil for the years ended March 31, 2004, and not significant for the year ended March 31, 2005.

The contributions to the overseas defined contribution pension plans were ¥2,223 million and ¥2,621 million ($24 million) for the years ended March 31, 2004 and 2005, respectively.

Japan Securities Dealers Employees Pension Fund (“JSDE Fund”)

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the JSDE Fund in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001. The rest of the Japanese entities also withdrew from the JSDE Fund at the end of August 2003, and paid a special withdrawal charge of ¥2,825 million that was charged to income in the year ended March 31, 2004.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥4,569 million and ¥4,643 million ($43 million) for the years ended March 31, 2004 and 2005, respectively.

12. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance and to recruit talented human resources.

In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. There were no outstanding stock options due to expiration at March 31, 2005. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vested two years after the date of grant. In July 2003, the Company granted 2,252 stock acquisition rights as stock options for the acquisition of 2.3 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant. In June 2004, the Company granted 1,634 stock acquisition rights as stock options for the acquisition of 1.6 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant. These options described above are collectively referred to as “stock option plan.”

In June 2004, the Company issued additional stock acquisition rights as stock options (shinkabu-yoyaku-ken), effectively, “nonvested stock units plan.” According to the “nonvested stock units plan”, the Company granted 1,363 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.4 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price is ¥ 1 per share. The options vest two years after the date of grant.

The activity related to these stock options is set forth below:

	Stock options outstanding		Weighted-average exercise price		Weighted-average remaining life (years)
	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan
Outstanding at March 31, 2003	3,230,470	—	1,962	—	4.8	—
Granted	2,252,000	—	1,630	—
Exercised	—	—	—	—
Repurchased	(65,076)	—	2,305	—
Forfeited	(27,000)	—	1,742	—

Outstanding at March 31, 2004	5,390,394	—	1,820	—	4.8	—
Granted	1,634,000	1,363,000	1,616	1
Exercised	—	—	—	—
Repurchased	—	—	—	—
Forfeited	(116,000)	(9,000)	1,698	1
Expired	(938,394)	—	2,305	—

Outstanding at March 31, 2005	5,970,000	1,354,000	¥1,690	¥1	5.2	6.2

At March 31, 2004, and 2005, options exercisable were 938,394 and 2,164,000, respectively.

The following table details the distribution of stock options at March 31, 2005:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Stock options exercisable	Weighted-average exercise price
¥ 1,806	2,164,000	¥1,806	4.3	2,164,000	¥1,806
¥ 1,630	2,188,000	1,630	5.3	—	—
¥ 1,616	1,618,000	1,616	6.3	—	—

Total	5,970,000	¥1,690	5.2	2,164,000	¥1,806

	Nonvested stock units outstanding			Nonvested stock units exercisable
Exercise prices	Nonvested stock units outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Nonvested stock units exercisable	Weighted-average exercise price
¥ 1	1,354,000	¥1	6.2	—	¥—

The fair value of options granted during the years ended March 31, 2004 and 2005 was ¥516 and ¥459 ($4) per share, respectively, at the grant date. The fair value of nonvested stock units granted during the year ended March 31, 2005 was ¥1,619 ($15) per share at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2004	2005
Expected dividend yield	0.97%	1.03%
Expected volatility	44.58%	43.51%
Risk-free interest rate	0.62%	1.21%
Expected lives	7 years	7 years

Total stock-based compensation expense included in net income for the years ended March 31, 2004 and 2005 were ¥928 million and ¥1,870 million ($17 million), respectively.

Subsequent events

On April 22, 2005, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective April 25, 2005 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 25, 2004. Total number of stock acquisition rights to be issued is 1,486 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

On May 27, 2005, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective June 3, 2005 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 25, 2004. Total number of stock acquisition rights to be issued is 806 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 0.8 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 28, 2005. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 25,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. Under the Stock Option B plan, the Company will grant up to 50,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share.

13. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Current:
Domestic	¥107,989	¥105,044	$980
Foreign	445	(651)	(6)

	108,434	104,393	974

Deferred:
Domestic	10,222	(25,605)	(240)
Foreign	(8,309)	31,315	292

	1,913	5,710	52

Total	¥110,347	¥110,103	$1,026

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. As a result, the normal effective statutory tax rate of the Company and subsidiaries in Japan was approximately 44% for the years ended March 31, 2004.

Effective on April 1, 2004, the standard enterprise tax rate was reduced for the Company and its domestic subsidiaries and a new regime was introduced to create taxes on capital and certain expenses defined in the law. As a result, the normal effective statutory tax rate of the Company and its domestic subsidiaries was approximately 41% for the year ended March 31, 2005. When this legislation was first released in March 2003, it was expected that the domestic effective statutory tax rate effective on April 1, 2004 would be approximately 40%; however, since then the final determination of tax rates was made, and the effective statutory tax rate effective on April 1, 2004 became 41%. The changes in the future effective tax rate increased existing deferred tax assets, resulting in a corresponding decrease in Income tax expense—Deferred by ¥1,435 million for the year ended March 31, 2004.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2004	2005
Normal effective statutory tax rate	44.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	2.1	19.9
Non-deductible expenses	1.3	1.6
Dividends from foreign subsidiaries	0.5	—
Non-taxable revenue	(1.1)	(2.8)
Tax effect of undistributed earnings of foreign subsidiaries	(3.4)	0.8
Different tax rate applicable to income (loss) of foreign subsidiaries	(1.6)	3.3
Domestic tax benefit related to loss of foreign subsidiaries	—	(9.4)
Effect of revision of future statutory tax rates	(0.9)	—
Others	(1.9)	(0.6)

Effective tax rate	39.0%	53.8%

The net deferred tax assets of ¥105,901 million and ¥114,010 million ($1,063 million) included in the consolidated balance sheets at March 31, 2004 and 2005, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥13 million and ¥56,610 million ($528 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2004 and 2005, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥7,757	¥21,128	$197
Investments in subsidiaries and affiliates	37,948	59,029	551
Valuation of financial instruments	58,707	55,281	516
Accrued pension and severance costs	45,784	53,094	495
Other accrued expenses and provisions	32,916	60,105	560
Operating losses	123,313	157,860	1,472
Others	5,592	6,511	61

Gross deferred tax assets	312,017	413,008	3,852
Less—Valuation allowance	(120,798)	(235,832)	(2,200)

Total deferred tax assets	191,219	177,176	1,652

Deferred tax liabilities
Investments in subsidiaries and affiliates	21,882	27,564	257
Valuation of financial instruments	61,324	45,503	424
Valuation of fixed assets	1,121	44,931	419
Others	1,004	1,778	17

Total deferred tax liabilities	85,331	119,776	1,117

Net deferred tax assets	¥105,888	¥57,400	$535

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2004 and 2005 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005		2005
Balance at beginning of year	¥127,747	¥120,798		$1,127
Net change during the year	(6,949)	115,034	(1)	1,073

Balance at end of year	¥120,798	¥235,832		$2,200

(1)	Includes ¥42,442 million ($396 million) related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S. subsidiaries and the allowance for deferred tax assets previously recorded in certain European subsidiaries. The allowance for deferred tax assets is determined based on a review of future realizable value on certain private equity investments in Europe. Additionally, the allowance for deferred tax assets with respect to tax loss carryforwards and deductible temporary differences in private equity entities acquired, which are ¥71,739 million ($669 million), are also included. If future circumstances permit the recognition of the acquired tax benefit, goodwill or intangible assets of acquired entities will be reduced.

At March 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥95,254 million ($888 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2004, the Company determined that it would not repatriate undistributed earnings of its three regional holding companies within the foreseeable future. As a result, ¥8,496 million of previously provided deferred tax liabilities have been reversed. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%.

At March 31, 2005, Nomura has net operating loss carryforwards, for income tax purposes, of ¥500,818 million ($4,671 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥106,042 million ($989 million), which can be carried forward indefinitely, expire as follows: 2006 through 2012—¥205,524 million ($1,917 million), 2013 and thereafter—¥189,252 million ($1,765 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2004 and 2005 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2005, ¥1,057,773 million ($9,865 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥14,516 million ($135 million) at March 31, 2005.

Dividends on common stock per share were ¥15.0 for the years ended March 31, 2004 and ¥20.0 ($0.19) for the years ended March 31, 2005, respectively.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2003.

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥32,914 million ($307 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 927 thousand shares, or ¥2,106 million ($20 million), held by affiliated companies at March 31, 2005.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ending March 31, 2004. The Company has made no share repurchases under this program.

In September, 2003, the Company sold 4,650 thousand shares of treasury shares at a value of ¥7,967 million by a secondary offering, and also, the Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

Subsequent events

The appropriation of retained earnings with respect to the year ended March 31, 2005, which has been incorporated in the accompanying consolidated financial statements, was approved at the meeting of the board of directors held on May 18, 2005, and recorded in the statutory books of account in accordance with the Commercial Code afterward, and reported to shareholders at the annual meeting of shareholders held on June 28, 2005. The board of directors also approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005. Cumulative data through June 23, 2005 is as follows: (a) aggregate number of shares repurchased: 25 million shares, (b) aggregate value of shares repurchased: ¥33,827 million ($315 million).

In addition, on June 28, 2005, the board of directors also approved a stock repurchase program in the second quarter of the fiscal year ending March 31, 2006 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005.

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2004 and 2005, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2004 and 2005, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥187,507 million and ¥204,002 million ($1,903 million) and equities with a market value of ¥101,824 million and ¥84,452 million ($788 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2004 and 2005, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. As at 31st March, 2004 and 2005 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.7% of the outstanding share capital at March 31, 2002 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The valuation of Nomura’s investment in JAFCO declined significantly because the Japanese and global capital markets slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥21,165 million related to the write-down of its investment in JAFCO for the year ended March 31, 2003, because this loss in value of the investment was an other-than-temporary decline. At March 31, 2005, Nomura’s ownership of JAFCO was 25.2% and the unamortized balance of equity method goodwill arising from JAFCO was ¥22,188 million ($207 million) at March 31, 2005.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI for ¥81,214 million ($757 million) at quoted market price from Nomura Land and Building Co., Ltd. At March 31, 2005, Nomura’s ownership of NRI was 42.2% and the unamortized balance of equity method goodwill arising from NRI was ¥58,448 million ($545 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB owns a certain Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million. The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura. As a result, total assets acquired were ¥90,053 million ($840 million) and Advances to affiliated companies relieved were ¥28,500 million ($266 million).

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party for cash consideration of ¥3,382 million ($32 million). At March 31, 2005, Nomura’s ownership of NLB was 37.8% and the unamortized balance of equity method goodwill arising from NLB was ¥3,067 million ($29 million).

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Investments in affiliated companies	¥135,168	¥228,975	$2,136
Advances to affiliated companies	72,500	—	—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Revenues	¥2,443	¥1,129	$11
Non-interest expenses	34,734	28,442	265
Purchase of software and tangible assets	25,389	34,313	320

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥72,500 million and ¥ nil, at March 31, 2004 and 2005, respectively.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Carrying amount	¥122,082	¥208,752	$1,947
Market value	269,792	285,311	2,661

Equity in earnings of the above mentioned and other affiliates amounted to ¥9,479 million and ¥9,081 million ($85 million) for the years ended March 31, 2004, and 2005, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, and 2005 were ¥790 million and ¥1,665 million ($16 million), respectively.

17. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments at March 31, 2004 and 2005 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Commitments to extend credit	¥102,508	¥118,391	$1,104
Commitments to invest in partnerships	57,581	74,199	692

At March 31, 2005, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥118,391	¥65,768	¥19,601	¥4,560	¥28,462
Commitments to invest in partnerships	74,199	39,963	18,735	145	15,356

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,104	$613	$183	$43	$265
Commitments to invest in partnerships	692	373	175	1	143

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements amounted to ¥25,451 million ($237 million) as of March 31, 2005.

Nomura has commitments to enter into resale and repurchase agreements of ¥2,527 billion and ¥3,538 billion at March 31, 2004 and ¥3,028 billion ($28 billion) and ¥5,450 billion ($51 billion) at March 31, 2005, respectively.

        In connection with Gensaki transactions, securities sold under Gensaki agreements but not yet reacquired amounted to ¥25,000 million as of March 31, 2004 and ¥52,000 million ($485 million) as of March 31, 2005, respectively.

In connection with collateralized agreements and financing transactions, commitments to resale and repurchase were ¥176,359 million ($1,645 million) and ¥46,057 million ($430 million) as of March 31, 2005, respectively.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2004 and 2005 were ¥38,476 million and ¥32,528 million ($303 million), respectively. A substantial portion of such rentals (through July 31, 2004) was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies”.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Lease deposits	¥49,408	¥6,099	$57
Rent paid during the year	21,429	8,952	83

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2005:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2005
2006	¥5,406	$50
2007	4,158	39
2008	3,509	33
2009	2,869	27
2010	2,387	22
2011 and thereafter	21,144	197

Total minimum lease payments	39,473	368
Less: Amount representing interest	(5,603)	(52)

Present value of net minimum lease payments	¥33,870	$316

Office buildings, land, equipment and facilities in the consolidated balance sheet includes capital leases in the amount of ¥28,266 million ($264 million) at March 31, 2005.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2004:

Millions of yen
March 31, 2004
2005	¥5,963
2006	4,895
2007	4,290
2008	3,904
2009	3,498
2010 and thereafter	10,446

Total minimum lease payments	32,996
Less: Sublease rental income	(2,139)

Net minimum lease payments	¥30,857

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2005:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2005
2006	¥5,415	$50
2007	4,673	44
2008	4,474	42
2009	4,205	39
2010	3,370	31
2011 and thereafter	8,877	83

Total minimum lease payments	31,014	289
Less: Sublease rental income	(2,400)	(22)

Net minimum lease payments	¥28,614	$267

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Contingencies—

Claims by UK Tax Authority

At the balance sheet date, one of the European subsidiaries, Nomura International plc (NIP), is subject to a claim by the UK Tax Authorities. This relates to employers national insurance. Reserves have been established against this claim, which Nomura believes to be adequate. However there is a reasonable possibility that additional amounts may be incurred. The management of Nomura believes that the estimated range of the additional possible amount is between ¥0 and ¥10.9 billion ($0.1 billion). This range and the level of reserves are adjusted when there is more information available, or when an event occurs requiring a change to the reserves.

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

The legal disputes include the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims brought against it are without merit and Nomura is vigorously defending them.

Guarantees—

In November 2002, the FASB issued the Interpretation No. 45 (“FIN 45”). FIN 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2004 and 2005:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2004		2005
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥320,887	¥10,962,532	¥325,711	¥13,013,712	$3,038	$121,374
Standby letters of credit and other guarantees	75	29,424	77	7,919	1	74

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2005:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥325,711	¥13,013,712	¥3,512,987	¥2,537,682	¥3,499,471	¥3,463,572
Standby letters of credit and other guarantees(1)	77	7,919	3,611	960	2,167	1,181

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2005.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$3,038	$121,374	$32,764	$23,668	$32,638	$32,304
Standby letters of credit and other guarantees	1	74	34	9	20	11

18. Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	Investments in the NPF investments are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For substantially all of the NPF investments through the years ended March 31, 2004 and 2005, these investments were not carried at fair value, but were accounted for either as equity method investees or as consolidated subsidiaries under U.S. GAAP. The impact of consolidating these investments, and the impact of deconsolidating these investments, including the elimination impact under U.S. GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the years ended March 31, 2004 and 2005 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Year ended March 31, 2005
Non-interest revenue	¥301,464	¥264,848	¥42,239	¥26,064	¥634,615
Net interest revenue	2,903	61,022	1,283	9,159	74,367

Net revenue	304,367	325,870	43,522	35,223	708,982
Non-interest expenses	223,200	239,502	36,086	22,612	521,400

Income before income taxes	¥81,167	¥86,368	¥7,436	¥12,611	¥187,582

	Translation into millions of U.S. dollars
Year ended March 31, 2005
Non-interest revenue	$2,812	$2,470	$394	$243	$5,919
Net interest revenue	27	569	12	86	694

Net revenue	2,839	3,039	406	329	6,613
Non-interest expenses	2,082	2,233	337	211	4,863

Income before income taxes	$757	$806	$69	$118	$1,750

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Gain/(loss) on undesignated hedging instruments included in Net gain on trading	¥(12,544)	¥(8,650)	$(81)
(Loss)/gain on investment securities	1,590	7,777	73
Equity in (losses)/earnings of affiliates	8,514	7,271	68
Corporate items	(10,666)	4,519	42
Others	21,605	1,694	16

Total	¥8,499	¥12,611	$118

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income before income taxes in the consolidated income statements.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Net revenue	¥729,523	¥708,982	$6,612
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	54,729	8,364	78
Effect of consolidation/deconsolidation of private equity investee companies	18,851	81,844	764

Consolidated net revenue	¥803,103	¥799,190	$7,454

Non-interest expenses	¥504,018	¥521,400	$4,862
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	—	—	—
Effect of consolidation/deconsolidation of private equity investee companies	16,409	72,955	682

Consolidated non-interest expenses	¥520,427	¥594,355	$5,544

Income before income taxes	¥225,505	¥187,582	$1,750
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	54,729	8,364	78
Effect of consolidation/deconsolidation of private equity investee companies	2,442	8,889	82

Consolidated income before income taxes	¥282,676	¥204,835	$1,910

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Net revenue:
Americas	¥56,514	¥65,026	$606
Europe	57,751	48,557	453
Asia and Oceania	14,814	17,275	161

Sub-total	129,079	130,858	1,220
Japan	674,024	668,332	6,234

Consolidated	¥803,103	¥799,190	$7,454

Income (loss) before income taxes:
Americas	¥1,015	¥2,505	$23
Europe	(13,162)	(42,103)	(393)
Asia and Oceania	(5,809)	(4,281)	(40)

Sub-total	(17,956)	(43,879)	(410)
Japan	300,632	248,714	2,320

Consolidated	¥282,676	¥204,835	$1,910

	March 31
	2004	2005	2005
Long-lived assets:
Americas	¥5,493	¥8,020	$75
Europe	41,042	46,487	433
Asia and Oceania	2,197	4,373	41

Sub-total	48,732	58,880	549
Japan	156,951	825,812	7,702

Consolidated	¥205,683	¥884,692	$8,251

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2004 and 2005.

19. Subsequent events:

See None 14 Subsequent events.

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. Nomura Principal Investment and Nomura International plc are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding Nomura Principal Investment’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB. The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages of $3-8 billion. CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against Nomura Principal Investment, Nomura International and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims brought against us are without merit and we are vigorously defending them.

2.	Stand-alone Financial Statements

(1)	Stand-alone Financial Statements

A. Balance Sheet

		100th Fiscal Year March 31, 2004		101st Fiscal Year March 31, 2005
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		1,973		7,395
Short-term loans receivable	*6	708,516		1,090,526
Advance payments to customers and others		510		539
Accounts receivable	*6	67,781		63,868
Accrued income		11,946		12,493
Deferred tax assets		1,957		4,581
Other current assets		189		6,374
Allowance for doubtful accounts		(1)		(2)

Total Current Assets		792,874	32.1	1,185,775	39.4
Fixed Assets
Tangible fixed assets	*1	40,512		38,152
Buildings		14,406		14,535
Furniture & fixtures		17,266		14,778
Land		8,839		8,839
Intangible assets		68,861		65,916
Leasehold		0		1
Software		68,860		65,915
Investments and others		1,567,470		1,720,949
Investment securities	*2	170,928		185,558
Investments in subsidiaries and affiliates (at cost)	*2	1,106,513		1,134,697
Other securities of subsidiaries and affiliates		—		5,660
Contributions to capital		836		790
Contributions to subsidiaries and affiliates		738		490
Long-term loans receivable from subsidiaries and affiliates		173,147		280,950
Long-term guarantee deposits	*6	51,718		50,312
Long-term prepaid expenses		373		50
Deferred tax assets		41,313		46,998
Other investments		21,933		15,477
Allowance for doubtful accounts		(34)		(33)

Total Fixed Assets		1,676,844	67.9	1,825,017	60.6

TOTAL ASSETS		2,469,719	100.0	3,010,792	100.0

		100th Fiscal Year March 31, 2004		101st Fiscal Year March 31, 2005
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*6	276,000		745,500
Bond with maturity of less than one year		2,631		60,000
Deposits received		73		53
Accounts payable		15,792		17,898
Accrued expenses		3,946		3,630
Collaterals received	*6	107,838		75,780
Accrued income taxes		63,304		4,024
Accrued bonuses for employees		18		21
Other current liabilities		230		26

Total Current Liabilities		469,835	19.0	906,931	30.1
Long-term liabilities
Bonds payable		190,000		180,000
Long-term borrowings		439,500		436,000
Other long-term liabilities		3,378		2,323

Total Long-term liabilities		632,878	25.6	618,323	20.6

TOTAL LIABILITIES		1,102,713	44.6	1,525,254	50.7

		100th Fiscal Year March 31, 2004		101st Fiscal Year March 31, 2005
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(SHAREHOLDERS’ EQUITY)
Common stock	*4	182,799	7.4	182,800	6.1
Capital reserves
Additional paid-in capital		112,504		112,504
Other capital reserves		1,807		1,821
Premium over acquisition cost of treasury stock sold		1,807		1,821

Total capital reserves		114,311	4.6	114,326	3.8
Earned surplus
Earned surplus reserve		81,858		81,858
Voluntary reserve		950,038		950,033
Reserve for specified fixed assets		38		33
General reserve		950,000		950,000
Unappropriated retained earnings		23,412		137,538

Total earned surplus		1,055,308	42.7	1,169,430	38.8
Net unrealized gain on investments		45,859	1.9	50,603	1.7
Treasury stock	*5	(31,273)	(1.2)	(31,620)	(1.1)

TOTAL SHAREHOLDERS’ EQUITY		1,367,005	55.4	1,485,538	49.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,469,719	100.0	3,010,792	100.0

B. Income Statement

		100th Fiscal Year from April 1, 2003 to March 31, 2004		101st Fiscal Year from April 1, 2004 to March 31, 2005
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	63,006		55,787
Rent revenue	*2	29,971		29,511
Royalty on trademark	*3	6,998		14,880
Dividend from subsidiaries and affiliates		29,533		162,389
Others	*4	5,831		7,032

Total operating revenue	*8	135,341	100.0	269,600	100.0
Operating expenses
Compensation and benefits		1,650		1,687
Rental and maintenance	*5	34,302		31,061
Data processing and office supplies	*6	20,567		20,117
Depreciation and amortization		26,480		27,762
Taxes		396		1,012
Others	*7	8,021		4,915
Interest expenses		4,476		5,149

Total operating expenses	*8	95,895	70.9	91,702	34.0

Operating income		39,446	29.1	177,898	66.0

Non-operating revenue
Dividends received		1,009		1,726
Others		1,635		1,906

Total non-operating revenue	*8	2,644	2.0	3,632	1.3
Non-operating expenses
Loss on sales and retirement of fixed assets		1,500		960
Bond issue expense		351		229
Others		790		933

Total non-operating expenses	*8	2,642	2.0	2,122	0.8

Ordinary income		39,448	29.1	179,408	66.5

		100th Fiscal Year from April 1, 2003 to March 31, 2004		101st Fiscal Year from April 1, 2004 to March 31, 2005
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Special profits
Gain on sales of investment securities		5,095		10,022
Reversal of allowance for doubtful accounts		678		—
Profit on redemption of warrants		—		195

Total special profits		5,773	4.3	10,218	3.8
Special losses
Loss on sales of investment securities		1,926		68
Loss on devaluation of investment securities		1,721		2,351
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		1,419		47,242

Total special losses		5,067	3.7	49,661	18.4

Income before income taxes		40,155	29.7	139,965	51.9

Income taxes - current		1,859	1.4	3,455	1.3

Income taxes - deferred		4,920	3.6	(11,603)	(4.3)

Net income		33,374	24.7	148,113	54.9

Unappropriated retained earnings brought forward		4,606		8,849

Interim dividend		14,569		19,423

Unappropriated retained earnings		23,412		137,538

C. Appropriation of Non-consolidated Retained Earnings

		100th Fiscal Year		101st Fiscal Year
Date Approved at Board of Directors		May 18, 2004		May 18, 2005

	Notes	Amount (Millions of yen)		Amount (Millions of yen)
Unappropriated retained earnings			23,412		137,538
Reversal of voluntary reserves:
Reversal of reserve for specified fixed assets		5	5	4	4

Total			23,417		137,542

Appropriation:
Cash dividends	*1	14,568		19,422
General reserve		—	14,568	70,000	89,422

Unappropriated retained earnings to be carried forward			8,849		48,121

* 1	¥7.5 per share for the year ended March 31, 2004. Interim dividend of ¥14,569 million (¥7.5 per share) has been paid out for the year ended March 31, 2004.

¥10.0 per share for the year ended March 31, 2005. Interim dividend of ¥19,423 million (¥10.0 per share) has been paid out for the year ended March 31, 2005.

[Significant Accounting Policies]

100th Fiscal Year				101st Fiscal Year
1.	Basis and Methods of Valuation for Financial Instruments			1.	Basis and Methods of Valuation for Financial Instruments
	(1)	Other securities			(1) Other securities
		a. Securities with market value			a. Securities with market value
		Recorded at market value.			(Same as left)

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

		b. Securities with no market value Recorded at cost using the moving average method or amortized cost.			b. Securities with no market value (Same as left)
With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

	(2)	Stocks of subsidiaries and affiliates			(2) Stocks of subsidiaries and affiliates
		Recorded at cost using the moving average method.			(Same as left)

2.	Depreciation and Amortization			2. Depreciation and Amortization
	(1)	Depreciation of tangible fixed assets			(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

(Same as left)
		Buildings	15 - 50 years
		Furniture & fixtures	3 - 6 years

	(2)	Amortization of intangible assets			(2) Amortization of intangible assets
		Intangible assets are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software were based on those determined internally.			(Same as left)

3. Translation of Assets and Liabilities Denominated in Foreign Currencies				3. Translation of Assets and Liabilities Denominated in Foreign Currencies
		Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.			(Same as left)

4.	Provisions			4.	Provisions
	(1)	Allowance for doubtful accounts			(1) Allowance for doubtful accounts
		To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.			(Same as left)

	(2)	Accrued bonuses			(2) Reserve for bonus payment
		To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.			(Same as left)

100th Fiscal Year			101st Fiscal Year

5.	Leasing Transactions		5.	Leasing Transactions
		Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.			(Same as left)

6.	Hedging Activities		6.	Hedging Activities
	(1)	Hedge accounting		(1)	Hedge accounting
		Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.			Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

	(2)	Hedging instruments and hedged item		(2)	Hedging instruments and hedged item
		The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on bonds that the Company issued.			The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

	(3)	Hedging policy		(3)	Hedging policy
		As a general rule, the interest risk on bonds is fully hedged until maturity.			As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

	(4)	Valuating the validity of hedging instruments		(4)	Valuating the validity of hedging instruments
		The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.			(Same as left)

7.	Other Important Items as Basis of Financial Statements		7.	Other Important Items as Basis of Financial Statements
	(1)	Accounting for consumption taxes		(1)	Accounting for consumption taxes
		Consumption taxes are accounted for based on the tax exclusion method.			(Same as left)

	(2)	Application of consolidated tax return system		(2)	Application of consolidated tax return system
		The Company applies consolidated tax return system.			(Same as left)

[Change in Representation]

100th Fiscal Year	101st Fiscal Year
(Current Assets)
“Receivable from customers and others” (¥100 million as of March 31, 2004), which was presented as an independent account, is included in “Other current assets” as the amount has become insignificant.

(Operating Revenue)

Dividend from subsidiaries and affiliates (¥78 million for the year ended March 31, 2003) which was included in “Others”, is presented as an independent account as the amount exceeded 10% of the total operating revenue.

Interest income (¥0 million for the year ended March 31, 2004) is included in “Others”.

(Fixed Assets)

In accordance with “Revision of the Securities Exchange Law” (Legislation No.97, 2004), which was issued on June 9, 2004 and applied on December 1, 2004, and the Practical Guidelines Concerning Accounting for Financial Instruments (Accounting Committee Report No.14) which was revised on February 15, 2005, ¥6,727 million of investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law is included in “Investment securities” and “Other securities of subsidiaries and affiliates” as of March 31, 2005, instead of ¥4,600 million of “Other investments” of “Investments and others” as of March 31, 2004.

¥1,067 million of the aforementioned securities (¥541 million as of March 31, 2004) is included in “Investment securities” as of March 31, 2005.

[Notes to the Financial Statements]

(Balance Sheets)

100th Fiscal Year		101st Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:
Buildings Furniture & fixtures	¥21,888 (million) 42,551	Buildings Furniture & fixtures	¥22,799 (million) 43,782

Total	64,439	Total	66,582

*2. Securities deposited

The Company loaned investment securities with a market value of ¥111,099 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

*2. Securities deposited

The Company loaned investment securities with a market value of ¥79,137 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

  3. Financial guarantee (Note) 1

Principal and coupons of ¥358,200 million bonds issued by Nomura Securities Co., Ltd.

¥358,200 million

Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$255,466 thousand executed by Nomura International plc

  3. Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$169,180 thousand executed by Nomura International plc

¥42,853 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$838,000 thousand, €370,000 thousand, and ¥120,950 million

¥257,203 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$412,000 thousand, €33,500 thousand, AU$50,500 thousand, and ¥862,363 million

¥34,277 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, €370,000 thousand, and ¥120,950 million

¥189,300 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$759,700 thousand, €34,500 thousand, AU$72,000 thousand, and ¥1,150,614 million

¥914,251 million (Note) 2 Swap transactions worth US$251,465 thousand executed by Nomura Global Financial Products Inc.		¥1,242,956 million (Note) 2 Swap transactions worth US$341,941 thousand executed by Nomura Global Financial Products Inc.

¥26,577 million (Note) 2

(Note)1    In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2  Includes co-guarantee with Nomura Securities Co., Ltd.

¥36,721 million (Note) 2

(Note)1    In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2  Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks		*4. Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks

*5. Treasury Stocks 23,508,413 common stocks		*5. Treasury Stocks 23,730,994 common stocks

100th Fiscal Year	101st Fiscal Year
*6. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:	*6. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:
Short-term loans receivable ¥708,516 million	Short-term loans receivable ¥1,090,526 million
Accounts receivable 67,781	Accounts receivable 63,782
Long-term guarantee deposits 47,625	Long-term guarantee deposits 47,779
Short-term borrowings 276,000	Short-term borrowings 742,000
Deposits received 107,838	Deposits received 75,780

  7. Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2004 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥45,859 million.

  7. Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2005 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥50,603 million.

(Statements of Income)

100th Fiscal Year			101st Fiscal Year

*1	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)

*2	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)

*3	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)

*4	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)

*5	Breakdown of Rental and maintenance		*5	Breakdown of Rental and maintenance
	Real estate	¥28,074 million		Real estate	¥27,613 million
	Furniture and fixtures	6,227		Furniture and fixtures	3,448
	Total	34,302		Total	31,061

*6	Breakdown of Data processing and office supplies		*6	Breakdown of Data processing and office supplies
	Data processing	¥20,566 million		Data processing	¥20,117 million
	Office supplies	1		Office supplies	1
	Total	20,567		Total	20,117

*7	Breakdown of Others		*7	Breakdown of Others
	Communication and transportation	¥4,117 million		Training and data	¥2,066 million
	Training and data	2,125		Water and electricity	785
	Water and electricity	766		Others	2,064
	Others	1,012		Total	4,915
	Total	8,021

*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:
¥135,235 million

Operating expenses to subsidiaries and affiliates:
¥47,585 million

Non-operating expenses to subsidiaries and affiliates:
¥720 million

			*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:
¥269,330 million

Operating expenses to subsidiaries and affiliates:
¥45,471 million

Non-operating expenses to subsidiaries and affiliates:
¥614 million

(Leasing Transactions)

100th Fiscal Year				101st Fiscal Year

1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:			1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

	(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)			(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)
			Furniture and fixtures				Furniture and fixtures
		Acquisition cost	¥4,805 million			Acquisition cost	¥4,457million
		Accumulated depreciation	3,057			Accumulated depreciation	3,617
		Year-end balance	1,747			Year-end balance	839

	(2)	Closing balance of the obligation under lease (See Note below.)			(2)	Closing balance of the obligation under lease (See Note below.)
		One year or less	¥896 million			One year or less	¥395million
		More than one year	851			More than one year	444
		Total	1,747			Total	839

	(3)	Lease payments and depreciation expense			(3)	Lease payments and depreciation expense
		Lease payments	¥1,455 million			Lease payments	¥835million
		Depreciation expense	¥1,455 million			Depreciation expense	¥835million

	(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.			(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Note)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.		(Note)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

(Securities Held)

(1) Bonds Held to Maturity

None

(2) Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	100th Fiscal Year			101st Fiscal Year
	Book Value	Market Value	Difference	Book Value	Market Value	Difference
Subsidiaries	—	—	—	—	—	—
Affiliates	45,785	130,954	85,169	45,785	92,761	46,976

(3) Other Securities with Market Value (Millions of yen)

	100th Fiscal Year			101st Fiscal Year
	Cost	Book Value	Difference	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	48,687	126,762	78,074	53,215	138,846	85,631
Bonds	—	—	—	—	—	—
Others	5,330	5,757	426	14,429	15,081	652

Subtotal	54,018	132,520	78,501	67,645	153,928	86,283

Securities whose book value does not exceed cost
Equities	7,892	7,230	(662)	2,036	1,809	(228)
Bonds	—	—	—	—	—	—
Others	4,000	3,934	(65)	5,000	4,732	(268)

Subtotal	11,892	11,165	(727)	7,036	6,541	(496)

Total	65,911	143,685	77,774	74,681	160,468	85,787

(4) Securities without Market Value (except those referred in (1) and (2) above)

	100th Fiscal Year	101st Fiscal Year
	Book Value (Millions of yen)	Book Value (Millions of yen)
Bonds Held to Maturity	—	—
Other Securities	27,243	30,749
Recorded as Fixed Asset	27,243	30,749
Equities (Unlisted equities, etc.)	25,229	22,023
Bonds (Unlisted bonds, etc.)	0	—
Others	2,014	8,727
Other securities of subsidiaries and affiliates	—	5,660
Other	2,014	3,067

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

100th Fiscal Year		101st Fiscal Year
1. Breakdown of deferred tax assets and liabilities		1. Breakdown of deferred tax assets and liabilities
Deferred tax assets		Deferred tax assets
Loss on devaluation of securities	¥48,086 million	Loss on devaluation of securities	¥68,546 million
Net operating loss	13,513	Net operating loss	12,342
Loss on devaluation of fixed assets	11,346	Loss on devaluation of fixed assets	4,132
Others	2,239	Others	1,772
Total deferred tax assets	75,185	Total deferred tax assets	86,792
Deferred tax liabilities		Deferred tax liabilities
Net unrealized gain on investments	(31,868)	Net unrealized gain on investments	(35,165)
Reserve for specified fixed assets	(23)	Reserve for specified fixed assets	(20)
Others	(22)	Others	(29)
Total deferred tax liabilities	(31,914)	Total deferred tax liabilities	(35,214)
Net deferred tax assets	43,271	Net deferred tax assets	51,578

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application		2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
Statutory effective tax rate	44.0%	Statutory effective tax rate	41.0%
(Adjustments)		(Adjustments)
Permanent differences excluded from revenues	(18.1)	Permanent differences excluded from revenues	(47.7)
Foreign tax exemption	(8.1)	Permanent differences excluded from expenses	0.3
Adjustment for year-end deferred tax assets due to tax rate revision	(3.6)	Others	0.6
Permanent differences excluded from expenses	1.1	Corporate tax rate after tax effect accounting	(5.8)
Others	1.6
Corporate tax rate after tax effect accounting	16.9

(Information on Per Share Data)

100th Fiscal Year		101st Fiscal Year
Shareholders’ equity per share	¥703.76	Shareholders’ equity per share	¥764.88

Net income per share	¥17.19	Net income per share	¥76.26

Net income per share – diluted	¥17.19	Net income per share – diluted	¥76.21

(Note) The base data for calculating net income per share are as follows:

	100th Fiscal Year	101st Fiscal Year
Net income per share
Net income (Millions of yen)	33,374	148,113

Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	33,374	148,113
Average number of common stock during the fiscal year (Thousands of shares)	1,940,871	1,942,315

Net income per share – diluted

Adjustment on net income (Millions of yen)	—	—

Increase of common stock (Thousands of shares)	122	1,116

(Increase due to stock acquisition right (Thousands of shares))	122	1,116

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect	(Warrant) Bond with Subscription Warrant No.1 (Stock Acquisition Right) Stock Acquisition Right No.1 (Resolved on June 26, 2002)	(Stock Acquisition Right) Stock Acquisition Right No.1 (Resolved on June 26, 2002) Stock Acquisition Right No.2 (Resolved on June 26, 2003) Stock Acquisition Right No.4 (Resolved on June 25, 2004)

[Significant Subsequent Events]

100th Fiscal Year	101st Fiscal Year
None	1.	Details of a share buyback program authorized at the Board of Directors held on May 18, 2005 in accordance with Article 211-3-1-2 of the Commercial Code and the result of the share buyback program are as follows:

		(1)	Share buyback program authorized at the Board of Directors

			a.	Type of shares
The Company’s common stock

			b.	Total shares authorized for buyback
25,000,000 shares (Upper limit)

			c.	Total value of shares authorized for buyback
¥37,500 million (Upper limit)

			d.	Period
May 19, 2005 through June 23, 2005

		(2)	Result of the share buyback program

The Company repurchased 25,000,000 shares of its common stock. (Purchase amount: ¥33,827 million)

	2.	The Board of Directors on June 28, 2005 approved a resolution to set up a share buyback program in accordance with Article 211-3-1-2 of the Commercial Code.

		(1)	Type of shares
The Company’s common stock

		(2)	Total shares authorized for buyback
25,000,000 shares (Upper limit)

		(3)	Total value of shares authorized for buyback
¥37,500 million (Upper limit)

		(4)	Period
July 1, 2005 through September 16, 2005

(3) Others

None

Report of Independent Auditors

June 25, 2004

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2003 to March 31, 2004 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2004, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 28, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Sadahiko Yoshimura

Certified Public Accountant

Designated and Operating Partner

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2004 to March 31, 2005 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2005, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 25, 2004

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 100th fiscal period from April 1, 2003 to March 31, 2004 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2004, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 28, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Sadahiko Yoshimura

Certified Public Accountant

Designated and Operating Partner

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 101th fiscal period from April 1, 2004 to March 31, 2005 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2005, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.